Second Quarter 2013 Report to Shareholders

BMO Financial Group Reports Solid Results for the Second Quarter of 2013

Financial Results Highlights:

Second Quarter 2013 Compared with Second Quarter 2012:

—	Net income of $975 million, down 5%; adjusted net income[1] of $997 million, up 2%

—	EPS[2] of $1.42, down 6%; adjusted EPS[1,2] of $1.46, up 1%

—	ROE of 14.2%, compared with 16.2%; adjusted ROE[1] of 14.5%, compared with 15.4%

—	Provisions for credit losses of $145 million, compared with $195 million; adjusted provisions for credit losses[1] of $110 million, compared with $151 million

—	Basel III Common Equity Ratio is strong at 9.7%

Year-to-Date 2013 Compared with Year-to-Date 2012:

—	Net income of $2,023 million, down 5%; adjusted net income[1] of $2,038 million, up 4%

—	EPS[2] of $2.95, down 6%; adjusted EPS[1,2] of $2.97, up 4%

—	ROE of 14.6%, compared with 16.7%; adjusted ROE[1] of 14.7%, compared with 15.2%

—	Provisions for credit losses of $323 million, compared with $336 million; adjusted provisions for credit losses[1] of $206 million, compared with $242 million

Toronto, May 29, 2013 – For the second quarter ended April 30, 2013, BMO Financial Group reported net income of $975 million or $1.42 per share on a reported basis and net income of $997 million or $1.46 per share on an adjusted basis.

“BMO’s second quarter reflects solid operating performance,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Our wealth, capital markets, and U.S. personal and commercial banking businesses each had a good quarter. We saw continuing volume growth in Canadian personal and commercial lending as a result of new business opened. P&C Canada is taking share and is confident in its ability to convert new customers into multi-product relationships.

“We continue to have strong performance in commercial banking. The core U.S. commercial and industrial portfolio is up 17 per cent year over year, marking the sixth quarter of sequential growth. In Canada, where we have the number two market share in small and medium-sized commercial loans, both commercial loan and deposit balances increased 12 per cent year over year.

“Management’s focus on organizational efficiency is a multi-year commitment. Our first priority is sustainable revenue growth – and the disciplined management of expense is an ongoing dimension of profitable growth. Our strong capital position continues to give us flexibility. During the quarter, our Basel III Common Equity Tier 1 Ratio increased, while we also purchased four million shares under our normal course issuer bid.

“Looking forward, we have an advantaged business mix and are well-positioned for the current environment given our footprint in an improving U.S. Midwest economy, combined with our strength in commercial banking, capital markets and wealth. These are important differentiators. At the same time, we continue to focus on what’s necessary to support future growth, and are confident that the value we create for customers will translate into financial performance for the bank,” concluded Mr. Downe.

1	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
2	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a third quarter 2013 dividend of $0.74 per common share, unchanged from the preceding quarter and up $0.04 per share from a year ago, equivalent to an annual dividend of $2.96 per common share.

Our strong capital ratios enabled us to initiate a normal course issuer bid. During the second quarter, we repurchased four million common shares under our share repurchase program.

Our complete Second Quarter 2013 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2013, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Operating Segment Overview

P&C Canada

Net income was $430 million, little changed from $433 million a year ago. Revenue was consistent with the prior year as the effects of strong volume growth across most products were offset by the impact of lower net interest margin. Expenses were up 3% due to continued investment in the business, including higher employee-related costs with increases in front-line resources across a number of roles. We expanded our branch network by opening or upgrading 18 locations across the country.

The successful execution of our strategy is resulting in strong loan growth and commercial deposit growth, positioning us well for revenue growth in an improving interest rate environment. This, combined with our continued focus on reducing costs through process simplification, will drive future net income growth.

Our focus on making money make sense for our customers, and offering simplified and innovative products and exceptional customer service has resulted in customer loyalty scores that continue to be top-tier, as measured by net promoter score. These strong customer loyalty scores are being translated into strong balance sheet growth with year-over-year loan growth of 10% and deposit growth of 7%. We have also seen an increase in the average number of products held by our customers.

In personal banking, strong lending and deposit balance growth continues. Our investment campaign was a success with strong mutual fund growth and good growth in tax-free savings account balances. We are generating positive early results from the launch of our Spring Home Financing campaign.

In commercial banking, we continue to rank second in Canadian business banking loan market share for small and medium-sized loans due to our focus on offering the integrated products, services and advice that our diverse commercial customer base needs. Our commercial loan and deposit growth continues to show good momentum with year-over-year growth of 12%. Recently, BMO was awarded a seven-year contract to provide a corporate card travel, payment and expense management program for the Government of Canada. This quarter, we also completed the acquisition of the assets of Aver Media LP, a leading private Canadian-based film and TV media lending company.

P&C U.S. (all amounts in US$)

Net income of $152 million increased $9 million or 6% from $143 million in the second quarter a year ago. Adjusted net income was $163 million, an increase of $5 million or 3% from a year ago due to reduced expenses and lower provisions for credit losses. Revenue was 4% lower as the effects of increased commercial lending fees and strong commercial loan growth were more than offset by reductions in certain loan portfolios, net interest margin and deposit fees.

Total loans continued to grow, with year-over-year and sequential increases in average loans, led by continued strong growth in the core commercial and industrial (C&I) loan portfolio. The core C&I portfolio increased by $3.3 billion or 17% from a year ago.

Deposits remained steady with minimal change on a sequential and year-over-year basis.

We continue to support increased home ownership of quality affordable housing in our local communities. During the quarter, we announced our Affordable Housing Grant Program to help put new home purchases or refinancings within reach of our customers. The program offers up to $2,000 to be used towards a down payment or the closing costs on the purchase or refinancing of a primary home.

Private Client Group

Net income was $141 million, down $6 million or 4% from a year ago. Adjusted net income was $148 million, down $5 million or 3% from a year ago. Adjusted net income in Private Client Group (PCG), excluding Insurance, was $114 million, up $13 million or 14% from a year ago. Results reflect higher revenue, driven by growth in new client assets and market appreciation, and a continued focus on productivity. Adjusted net income in Insurance was $34 million, down $18 million or 34% from a year ago. The decrease was due to the $34 million after-tax impact of a decline in long-term interest rates in the current quarter relative to a modest gain a year ago.

Assets under management and administration grew by $57 billion or 12% from a year ago to $522 billion, driven by growth in new client assets and market appreciation.

The BMO Funds U.S. was recently ranked among the Best U.S. Mutual Fund Families of 2012 according to Barron’s annual survey. Our U.S. mutual fund family has now surpassed $10 billion in assets under management.

BMO Asset Management Inc. introduced seven new Exchange Traded Funds, increasing its fund line-up to 55 offerings. These innovative new ETFs are designed to help investors construct their portfolios more effectively and, with additional U.S. dollar offerings, investors now have more choice than ever before.

For the third consecutive year, Global Banking and Finance Review named BMO Harris Private Banking the Best Private Bank in Canada, citing its leadership in providing excellent wealth management solutions, access to comprehensive investment solutions and commitment to improved quality.

Harris myCFO won two awards, after being short-listed in four different categories, at the 2013 Private Asset Management Awards.

BMO Financial Group Second Quarter Report 2013 • 1

BMO Capital Markets

Net income was $275 million, up $42 million or 18% from the prior year. There was stronger revenue performance from our Trading Products business, most notably from interest rate activities. We also saw higher corporate banking revenue from our Investment and Corporate Banking business.

During the quarter we earned a number of awards, recognizing our commitment to focusing on clients. BMO Capital Markets was named Canada’s Best Investment Bank for the third time and World’s Best Metals and Mining Investment Bank for the fourth consecutive year by Global Finance.

BMO Capital Markets participated in 129 new issues in the quarter including 41 corporate debt deals, 28 government debt deals, 51 common equity transactions and nine issues of preferred shares, raising $52 billion.

Corporate Services

Corporate Services net loss for the quarter was $26 million, compared with net income of $73 million a year ago. On an adjusted basis, the net loss was $26 million, compared with net income of $3 million a year ago. The decrease in reported results was significantly larger than the decrease in adjusted results primarily due to high revenues from run-off structured credit activities in reported results a year ago. Adjusting items are detailed in the Adjusted Net Income section and in the Non-GAAP Measures section. Corporate Services adjusted results were lower than a year ago due to lower revenues, partially offset by reduced expenses.

Adjusted Net Income

Adjusted net income was $997 million for the second quarter of 2013, up $15 million or 2% from a year ago. Adjusted earnings per share were $1.46, up 1% from $1.44 a year ago.

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures.

Items excluded from second quarter 2013 results in the determination of adjusted results totalled $22 million of net loss or $0.04 per share and were comprised of:

—

the $73 million after-tax net benefit for credit-related items in respect of the acquired Marshall & Ilsley (M&I) performing loan portfolio, consisting of $176 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $68 million for the release of the credit mark related to early repayment of loans), net of a $57 million provision for credit losses (comprised of specific provisions of $65 million and a decrease in the collective allowance of $8 million) and related income taxes of $46 million. These credit-related items in respect of the acquired M&I performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the acquired M&I performing loan portfolio;

—

costs of $50 million ($31 million after tax) for integration of M&I including amounts related to system conversions, restructuring and other employee-related charges, consulting fees and marketing costs related to rebranding activities;

—

a restructuring charge of $82 million ($59 million after tax) to align our cost structure with the current and future business environment. This action is a part of the broader effort underway to improve productivity in the bank;

—	a decrease in the collective allowance for credit losses of $22 million ($11 million after tax) on loans other than the M&I purchased loan portfolio;

—	the $6 million before and after-tax benefit from run-off structured credit activities; and

—	the amortization of acquisition-related intangible assets of $31 million ($22 million after tax).

All of the above adjusting items were recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups.

The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements that follows.

The foregoing sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

2 • BMO Financial Group Second Quarter Report 2013

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of May 29, 2013. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS, unless indicated otherwise. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2013, as well as the audited consolidated financial statements for the year ended October 31, 2012, and Management’s Discussion and Analysis for fiscal 2012. The material that precedes this section comprises part of this MD&A.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents
4	Summary Data – Reported		15	Income Taxes
5	Summary Data – Adjusted		16	Summary Quarterly Earnings Trends
6	Caution Regarding Forward-Looking Statements		18	Balance Sheet
7	Economic Review and Outlook		18	Capital Management
7	Other Value Measures		20	Eligible Dividends Designation
7	Foreign Exchange		20	Transactions with Related Parties
8	Net Income		20	Off-Balance Sheet Arrangements
9	Revenue		20	Accounting Policies and Critical Accounting Estimates
	9	Net Interest Income	20	Future Changes in Accounting Policies
	10	Non-Interest Revenue	21	U.S. Regulatory Developments
10	Non-Interest Expense		21	Select Financial Instruments
11	Risk Management		21	Select Geographic Exposures
	11	Provisions for Credit Losses	26	Review of Operating Groups’ Performance
	12	Impaired Loans		26	Operating Groups’ Summary Income Statements and Statistics for Q2-2013
	12	Real Estate Secured Lending		27	Personal and Commercial Banking Canada (P&C Canada)
	12	Market Risk		29	Personal and Commercial Banking U.S. (P&C U.S.)
	13	Liquidity and Funding Risk		30	Private Client Group (PCG)
	14	Credit Rating		31	BMO Capital Markets
	14	Insurance Risk		32	Corporate Services, Including Technology and Operations
	15	Information Management and Security Risk	34	Non-GAAP Measures
	15	Derivative Transactions	66	Other Investor and Media Information

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at April 30, 2013, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2013, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Second Quarter Report 2013 • 3

Summary Data – Reported	Table 1

(Unaudited) (Canadian $ in millions, except as noted)	Q2-2013	Q2-2012	% Increase (Decrease) vs Q2-2012	Q1-2013	% Increase (Decrease) vs Q1-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
Summary Income Statement
Net interest income	2,098	2,120	(1)	2,216	(5)	4,314	4,438	(3)
Non-interest revenue	1,846	1,839	-	1,865	(1)	3,711	3,638	2
Revenue	3,944	3,959	-	4,081	(3)	8,025	8,076	(1)
Specific provision for credit losses	175	195	(10)	178	(2)	353	317	11
Collective provision for (recovery of) credit losses	(30)	-	nm	-	nm	(30)	19	(+100)
Total provision for credit losses	145	195	(26)	178	(19)	323	336	(4)
Non-interest expense	2,568	2,499	3	2,590	(1)	5,158	5,053	2
Provision for income taxes	256	237	8	265	(3)	521	550	(5)
Net income	975	1,028	(5)	1,048	(7)	2,023	2,137	(5)
Attributable to bank shareholders	957	1,010	(5)	1,030	(7)	1,987	2,100	(5)
Attributable to non-controlling interest in subsidiaries	18	18	-	18	-	36	37	(3)
Net income	975	1,028	(5)	1,048	(7)	2,023	2,137	(5)
Common Share Data ($ except as noted)
Earnings per share	1.42	1.51	(6)	1.53	(7)	2.95	3.14	(6)
Dividends declared per share	0.74	0.70	6	0.72	3	1.46	1.40	4
Book value per share	41.73	38.06	10	40.87	2	41.73	38.06	10
Closing share price	63.19	58.67	8	62.99	-	63.19	58.67	8
Total market value of common shares ($ billions)	41.0	37.7	9	41.1	-	41.0	37.7	9
Dividend yield (%)	4.7	4.8	nm	4.6	nm	4.6	4.8	nm
Price-to-earnings ratio (times)	10.6	11.0	nm	10.4	nm	10.6	11.0	nm
Market-to-book value (times)	1.5	1.5	nm	1.5	nm	1.5	1.5	nm
Financial Measures and Ratios (%)
Return on equity	14.2	16.2	(2.0)	14.9	(0.7)	14.6	16.7	(2.1)
Revenue growth	-	19	nm	(1)	nm	(1)	19	nm
Non-interest expense growth	3	23	nm	1	nm	2	24	nm
Efficiency ratio	65.1	63.1	2.0	63.5	1.6	64.3	62.6	1.7
Operating leverage	(3.2)	(4.4)	nm	(2.3)	nm	(2.7)	(4.9)	nm
Net interest margin on earning assets	1.79	1.89	(0.10)	1.85	(0.06)	1.82	1.97	(0.15)
Effective tax rate	20.8	18.7	2.1	20.2	0.6	20.5	20.5	-
Return on average assets	0.71	0.76	(0.05)	0.74	(0.03)	0.72	0.78	(0.06)
Provision for credit losses-to-average loans and acceptances (annualized)	0.22	0.32	(0.10)	0.28	(0.06)	0.25	0.28	(0.03)
Gross impaired loans and acceptances-to-equity and allowance for credit losses	8.80	9.34	(0.54)	8.98	(0.18)	8.80	9.34	(0.54)
Value Measures (% except as noted)
Average annual three year total shareholder return	4.9	19.9	(15.0)	11.8	(6.9)	4.9	19.9	(15.0)
Twelve month total shareholder return	13.0	(1.0)	14.0	13.5	(0.5)	13.0	(1.0)	14.0
Net economic profit ($ millions)	263	366	(28)	318	(17)	581	800	(27)
Balance Sheet (as at $billions)
Assets	555	526	6	542	2	555	526	6
Net loans and acceptances	264	244	8	259	2	264	244	8
Deposits	358	316	13	351	2	358	316	13
Common shareholders’ equity	27.1	24.5	11	26.6	2	27.1	24.5	11
Cash and securities-to-total assets ratio (%)	30.1	32.0	(1.9)	30.6	(0.5)	30.1	32.0	(1.9)
Capital Ratios (%)	Basel III	Basel II		Basel III		Basel III	Basel II
Common Equity Tier 1 Capital Ratio	9.7	9.9	nm	9.4	0.3	9.7	9.9	nm
Tier 1 Capital Ratio	11.3	12.0	nm	11.1	0.2	11.3	12.0	nm
Total Capital Ratio	13.7	14.9	nm	13.4	0.3	13.7	14.9	nm
Net Income by Operating Group
P&C Canada	430	433	(1)	458	(6)	888	874	2
P&C U.S.	155	142	9	182	(15)	337	301	12
Personal and Commercial Banking	585	575	2	640	(9)	1,225	1,175	4
Private Client Group	141	147	(4)	163	(14)	304	251	21
BMO Capital Markets	275	233	18	310	(11)	585	457	28
Corporate Services, including Technology and Operations (T&O)	(26)	73	(+100)	(65)	61	(91)	254	(+100)
BMO Financial Group net income	975	1,028	(5)	1,048	(7)	2,023	2,137	(5)

nm – not meaningful

4 • BMO Financial Group Second Quarter Report 2013

Summary Data – Adjusted (1)	Table 2

(Unaudited) (Canadian $ in millions, except as noted)	Q2-2013	Q2-2012	% Increase (Decrease) vs Q2-2012	Q1-2013	% Increase (Decrease) vs Q1-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
Summary Income Statement
Adjusted net interest income	1,923	1,969	(2)	2,004	(4)	3,927	4,061	(3)
Adjusted non-interest revenue	1,836	1,758	4	1,857	(1)	3,693	3,409	8
Adjusted revenue	3,759	3,727	1	3,861	(3)	7,620	7,470	2
Adjusted specific provision and adjusted total provision for credit losses	110	151	(28)	96	14	206	242	(15)
Adjusted non-interest expense	2,402	2,357	2	2,464	(2)	4,866	4,735	3
Adjusted provision for income taxes	250	237	5	260	(3)	510	539	(6)
Adjusted net income	997	982	2	1,041	(4)	2,038	1,954	4
Attributable to bank shareholders	979	964	2	1,023	(4)	2,002	1,917	4
Attributable to non-controlling interest in subsidiaries	18	18	-	18	-	36	37	(3)
Adjusted net income	997	982	2	1,041	(4)	2,038	1,954	4
Common Share Data ($)
Adjusted earnings per share	1.46	1.44	1	1.52	(4)	2.97	2.86	4
Financial Measures and Ratios (%)
Adjusted return on equity	14.5	15.4	(0.9)	14.8	(0.3)	14.7	15.2	(0.5)
Adjusted revenue growth	1	15	nm	3	nm	2	12	nm
Adjusted non-interest expense growth	2	18	nm	4	nm	3	17	nm
Adjusted efficiency ratio	63.9	63.2	0.7	63.8	0.1	63.9	63.4	0.5
Adjusted operating leverage	(1.0)	(3.3)	nm	(0.4)	nm	(0.8)	(5.5)	nm
Adjusted net interest margin on earning assets	1.64	1.76	(0.12)	1.67	(0.03)	1.66	1.81	(0.15)
Adjusted effective tax rate	20.0	19.5	0.5	19.9	0.1	20.0	21.6	(1.6)
Adjusted provision for credit losses-to-average loans and acceptances (annualized)	0.18	0.28	(0.10)	0.16	0.02	0.17	0.22	(0.05)
Adjusted net income by operating group
P&C Canada	431	436	(1)	461	(6)	892	879	2
P&C U.S.	168	157	6	195	(15)	363	333	9
Personal and Commercial Banking	599	593	1	656	(9)	1,255	1,212	4
Private Client Group	148	153	(3)	169	(13)	317	262	21
BMO Capital Markets	276	233	19	310	(11)	586	457	28
Corporate Services, including T&O	(26)	3	(+100)	(94)	73	(120)	23	(+100)
BMO Financial Group adjusted net income	997	982	2	1,041	(4)	2,038	1,954	4

(1)	The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

BMO Financial Group Second Quarter Report 2013 • 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

  The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

  We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

  Effective the first quarter of 2013, our regulatory capital, risk-weighted assets and regulatory capital ratios have been calculated pursuant to the Capital Adequacy Requirement (CAR) Guideline released by the Office of the Superintendent of Financial Institutions (OSFI) in December 2012 to implement the Basel III Accord in Canada. When calculating the pro-forma impact of Basel III on our regulatory capital (including capital deductions and qualifying and grandfathered ineligible capital), risk-weighted assets and regulatory capital ratios in prior periods, we assumed that our interpretation of OSFI’s draft implementation guideline of rules and amendments announced by the Basel Committee on Banking Supervision (BCBS), and our models used to assess those requirements, were consistent with the final requirements that would be promulgated by OSFI. We have not recalculated our pro-forma Basel III regulatory capital, risk-weighted assets or capital ratios based on the CAR Guideline and references to Basel III pro-forma items refer to these items as previously estimated.

  Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality, risk of default and losses on default of the underlying assets of the structured investment vehicle were material factors we considered when establishing our expectations regarding the structured investment vehicle, including the adequacy of first-loss protection. Key assumptions included that assets will continue to be sold with a view to reducing the size of the structured investment vehicle, under various asset price scenarios, and that the level of default and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions.

  Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

  Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of this interim MD&A.

6 • BMO Financial Group Second Quarter Report 2013

Economic Review and Outlook

The Canadian economy continues to grow modestly, held back by a strong currency, slowing household credit and fiscal policy restraint. Tighter mortgage rules have restrained activity in the housing market, while weak global demand is holding back exports. Although consumer spending and housing activity are expected to grow modestly in 2013, exports should improve as U.S. demand picks up. Business investment is expected to remain healthy, given low commercial real estate vacancy rates and ongoing development of natural resources. Strength in business loan growth should partly offset a slowing in consumer loans and residential mortgages. GDP growth is expected to increase from 1.6% in 2013 to 2.3% in 2014. The unemployment rate is projected to fall to 6.7% in 2014, below the average of the past decade. The Canadian dollar is expected to trade near parity with the U.S. dollar, supported by interest rates that are higher in Canada than in the U.S. The strong currency, together with continued low inflation, should encourage the central bank to keep overnight lending rates at 1% well into next year.

The U.S. economy continues to grow moderately, supported by a pickup in consumer spending, strength in residential construction and continued growth in business investment. A reduction in federal government spending likely slowed economic growth in the second quarter; however, improved household finances, the continued housing market recovery and pent-up demand for motor vehicles should lead to stronger growth in the second half of the year. The shale-energy renaissance will continue to support economic activity in a number of states including North Dakota, Texas and Pennsylvania. GDP growth is projected to increase from 2.2% in 2013 to 3.2% in 2014. The unemployment rate is expected to decline from 7.4% in 2013 to 6.7% in 2014, the lowest rate in five years. Nonetheless, the Federal Reserve is expected to maintain a near-zero interest-rate policy for two more years, while continuing to purchase fixed-income securities in 2013 to hold down long-term interest rates.

The U.S. Midwest economy is growing in line with the national average, supported by rising automotive production and, indirectly, the resurgent energy sector. The Midwest economy is expected to strengthen this year as the housing recovery progresses and the agricultural industry rebounds from last year’s drought. In addition, an expected pickup in global demand should support manufacturing.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Other Value Measures

BMO’s average annual total shareholder returns for the one-year, three-year and five-year periods ending April 30, 2013, were 13.0%, 4.9% and 10.5%, respectively.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were increased relative to the first quarter of 2013, the second quarter of 2012 and the current year to date by the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 2.7% from a year ago and 2.3% from the average of the first quarter. The average rate for the year to date was essentially unchanged from a year ago. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results	Table 3

(Canadian $ in millions,	Q2-2013		YTD-2013
except as noted)	vs Q2-2012	vs Q1-2013	vs YTD-2012
Canadian/U.S. dollar exchange rate (average)
Current period	1.0180	1.0180	1.0064
Prior period	0.9917	0.9953	1.0026

Effects on reported results
Increased (decreased) net interest income	22	19	5
Increased (decreased) non-interest revenue	10	9	1
Increased (decreased) revenues	32	28	6
Decreased (increased) expenses	(23)	(20)	(6)
Decreased (increased) provision for credit losses	-	-	-
Decreased (increased) income taxes	(1)	(1)	(1)
Increased (decreased) net income	8	7	(1)

Effects on adjusted results
Increased (decreased) net interest income	18	15	5
Increased (decreased) non-interest revenues	10	9	1
Increased (decreased) revenues	28	24	6
Decreased (increased) expenses	(21)	(18)	(6)
Decreased (increased) provision for credit losses	1	1	-
Decreased (increased) income taxes	-	-	(1)
Increased (decreased) adjusted net income	8	7	(1)

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2013 • 7

Net Income

Q2 2013 vs Q2 2012

Net income was $975 million for the second quarter of 2013, down $53 million or 5% from a year ago. Earnings per share were $1.42, down 6% from $1.51 a year ago.

Adjusted net income was $997 million, up $15 million or 2% from a year ago. Adjusted earnings per share were $1.46, up 1% from $1.44 a year ago. Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

On an adjusted basis, there were modest increases in revenue and expense, and reduced provisions for credit losses. There was strong growth in BMO Capital Markets, with a significant increase in revenue from interest rate activities, as well as higher corporate banking revenue. PCG, excluding Insurance, posted strong results with net income up 14% due to growth in new client assets and market appreciation, and a continued focus on productivity. PCG’s overall results were lower due to the impact of a decline in long-term interest rates that lowered Insurance revenues. P&C U.S. adjusted net income also improved from a year ago, due to the benefits of reduced expenses and lower provisions for credit losses. P&C Canada net income was lower with the effects of strong volume growth across most products and lower provisions for credit losses being offset by the impact of reduced net interest margin. Corporate Services adjusted results were lower than a year ago due to lower revenues, partially offset by reduced expenses.

Q2 2013 vs Q1 2013

Net income decreased $73 million or 7% from a strong first quarter, and earnings per share decreased $0.11 or 7%. Adjusted net income decreased $44 million or 4% and adjusted earnings per share decreased $0.06 or 4%.

Results were lower than in the first quarter primarily due to lower revenue, partially mitigated by reduced expenses. Revenue decreased as a result of three fewer days in the current quarter and lower BMO Capital Markets revenue, compared to the levels of a very strong first quarter. P&C Canada net income decreased due to the impact of fewer days in the current quarter and higher provisions for credit losses. P&C U.S. adjusted net income decreased from a very strong first quarter that reflected high revenue on sales of newly originated mortgages and commercial lending fees, due to customers’ response to anticipated U.S. tax changes that accelerated commercial borrowing, as well as high credit recoveries. Results in the current quarter were lowered by the impact of three fewer days. PCG results were lowered by the unfavourable impact of a decline in long-term interest rates relative to the prior quarter but increased, excluding Insurance, due to higher revenues from fee-based products and increased brokerage transactions. BMO Capital Markets net income was lower due to very strong first quarter investment banking revenue, primarily merger and acquisition fees. Corporate Services adjusted results improved due to reduced expenses, more favourable recoveries of credit losses on the M&I purchased credit impaired loan portfolio and higher revenues.

Q2 YTD 2013 vs Q2 YTD 2012

Net income decreased $114 million or 5% to $2,023 million. Earnings per share were $2.95, down $0.19 or 6% from a year ago. Adjusted net income increased $84 million or 4% to $2,038 million and adjusted earnings per share were $2.97, up $0.11 or 4% from a year ago. On an adjusted basis, there was strong growth in BMO Capital Markets and PCG, good growth in P&C U.S., and a more modest increase in P&C Canada. Adjusted net income in Corporate Services was lower relative to the same period a year ago.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

8 • BMO Financial Group Second Quarter Report 2013

Revenue

Total revenue of $3,944 million decreased $15 million from the second quarter last year. Adjusted revenue increased $32 million or 1% to $3,759 million. There was good growth in BMO Capital Markets, due to a significant increase in revenue from interest rate activities, as well as higher corporate banking revenue. There were also increases in PCG, as revenue growth in the wealth businesses was only partly offset by reduced Insurance revenue. P&C Canada revenues were consistent with the prior year as the effects of strong volume growth across most products were offset by the impact of lower net interest margin. P&C U.S. revenues decreased 4% on a U.S. dollar basis, as the effects of increased commercial lending fees and strong commercial loan growth were more than offset by reductions in certain loan portfolios, net interest margin and deposit fees. Corporate Services’ adjusted revenues decreased, due to a higher taxable equivalent basis (teb) group offset in the current quarter and lower revenue from a variety of items, none of which were individually significant. The stronger U.S. dollar increased adjusted revenue growth by $28 million.

Revenue decreased $137 million or 3% from the first quarter. Adjusted revenue decreased $102 million or 3%. There were lower revenues in both P&C Canada and P&C U.S. due to fewer days in the second quarter as well as reduced margins. In the first quarter, P&C U.S. had high revenue on sales of newly originated mortgages and strong commercial lending fees. Revenue decreased in BMO Capital Markets, compared to very strong investment banking revenue, primarily merger and acquisition fees, in the first quarter. Revenue in PCG declined due to unfavourable movements in long-term interest rates relative to the first quarter. Adjusted revenues increased in Corporate Services from a variety of items, none of which were individually significant. The stronger U.S. dollar increased adjusted revenue growth by $24 million.

Revenue for the year to date decreased $51 million or 1% and adjusted revenue increased $150 million or 2%. There was growth in BMO Capital Markets, driven by increases in trading revenues and investment banking fees, and in PCG, due to higher revenues from fee-based products and recent acquisitions. P&C Canada revenues increased modestly, with the effects of higher balance and fee volumes across most products largely offset by the impact of lower net interest margin. There was a reduction in Corporate Services adjusted revenues, due to a higher group teb offset and lower revenue from a variety of items, none of which were individually significant. P&C U.S. revenue decreased moderately as the benefit of increased commercial loans and fees and higher gains on the sale of newly originated mortgages were more than offset by the effect of lower net interest margin. The stronger U.S. dollar increased adjusted revenue growth by $6 million.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

This section contains adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Net Interest Income

Net interest income decreased $22 million or 1% from a year ago to $2,098 million in the second quarter of 2013. Adjusted net interest income excludes amounts for the recognition of a portion of the credit mark on the M&I purchased performing loan portfolio. Adjusted net interest income decreased $46 million or 2% to $1,923 million.

Average earning assets in the second quarter of 2013 increased $25 billion or 5% relative to a year ago, including a $5 billion increase as a result of the stronger U.S. dollar. There was strong growth in P&C Canada and PCG, with moderate growth in P&C U.S. and BMO Capital Markets and a reduction in Corporate Services. P&C U.S. average earning assets increased US$0.9 billion or 2% primarily driven by strong commercial loan growth, partially offset by expected decreases in certain loan portfolios and personal loan balances.

Adjusted net interest margin decreased by 12 basis points to 1.64%. Changes are discussed in the Review of Operating Groups’ Performance section.

Relative to the first quarter, net interest income decreased $118 million or 5%. Adjusted net interest income decreased $81 million or 4%, in part due to three fewer days in the current quarter. Adjusted net interest margin decreased 3 basis points.

Average earning assets increased $5 billion or 1% from the first quarter, of which $4 billion related to the stronger U.S. dollar. There were increases in each of the operating groups with a slight reduction in Corporate Services.

BMO’s overall net interest margin decreased on a reported basis by 6 basis points from the first quarter.

Year to date, net interest income decreased $124 million or 3%. Adjusted net interest income decreased $134 million or 3% to $3,927 million, due to lower net interest margin.

Average earning assets for the year to date increased $26 billion or 6%, including a $1 billion increase as a result of a stronger U.S. dollar. There was strong growth in P&C Canada and PCG with moderate increases in the other operating groups, including P&C U.S., and a reduction in Corporate Services. P&C U.S. average earning assets increased by US$0.8 billion or 1% from the prior year primarily due to strong commercial loan growth, partially offset by expected decreases in certain loan portfolios and personal loan balances.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures.

BMO Financial Group Second Quarter Report 2013 • 9

Adjusted Net Interest Margin on Earning Assets (teb)*	Table 4

(In basis points)	Q2-2013	Q2-2012	% Increase (Decrease) vs Q2-2012	Q1-2013	% Increase (Decrease) vs Q1-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
P&C Canada	259	283	(24)	265	(6)	262	287	(25)
P&C U.S.	417	439	(22)	421	(4)	419	443	(24)
Personal and Commercial Banking	301	325	(24)	305	(4)	303	330	(27)
Private Client Group	286	300	(14)	290	(4)	288	342	(54)
BMO Capital Markets	61	66	(5)	59	2	60	64	(4)
Corporate Services, including T&O**	nm	nm	nm	nm	nm	nm	nm	nm
Total BMO adjusted net interest margin (1)	164	176	(12)	167	(3)	166	181	(15)
Total BMO reported net interest margin	179	189	(10)	185	(6)	182	197	(15)
Total Canadian Retail (reported and adjusted)***	258	282	(24)	265	(7)	261	287	(26)

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of P&C Canada and Private Client Group.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
nm	- not meaningful

Non-Interest Revenue

Non-interest revenue increased $7 million from the second quarter a year ago to $1,846 million. Adjusted non-interest revenue increased $78 million or 4% to $1,836 million. Adjusting items in non-interest revenue relate to the run-off of structured credit activities, which are reflected in trading revenues recorded in Corporate Services. There was an improvement in adjusted trading revenues, primarily due to increased revenue from interest rate activities. There was good growth in mutual fund revenues and lending fees. There were declines in Insurance revenues, primarily due to unfavourable movements in long-term interest rates, and underwriting and advisory fees, due to lower new issuance volumes in the current quarter and the closing of several particularly large advisory transactions in the prior year.

Relative to the first quarter, non-interest revenue decreased $19 million or 1%, and adjusted non-interest revenue decreased $21 million or 1%. Underwriting, lending and advisory fees declined from the high levels of the first quarter. Insurance revenues were appreciably lower, primarily due to unfavourable movements in long-term interest rates relative to the prior quarter. The above reductions were offset in part by increases in most other types of non-interest revenue.

Year to date, non-interest revenue increased $73 million or 2% to $3,711 million. Adjusted non-interest revenue increased $284 million or 8% to $3,693 million. There was strong growth in trading revenues, mutual fund revenues, lending fees including fees in the U.S. business, and underwriting and advisory fees.

Non-interest revenue is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Non-Interest Expense

Non-interest expense increased $69 million or 3% from the second quarter a year ago to $2,568 million. Adjusted non-interest expense increased $45 million or 2% to $2,402 million primarily due to higher employee-related costs including higher revenue-based costs in select businesses, in line with revenue growth, increased operating costs due to recent acquisitions and select initiative spending. These factors were partially offset by savings from a continued focus on productivity. The stronger U.S. dollar increased adjusted expense growth by $21 million or 1%.

Relative to the first quarter, non-interest expense decreased $22 million or 1%. Adjusted non-interest expense decreased $62 million or 2%, primarily due to fewer days and employee compensation costs in respect of employees that are eligible to retire, which are expensed each year in the first quarter. These factors were partially offset by increased professional fees, and communication and premises costs. The stronger U.S. dollar increased adjusted expense growth by $18 million or 1%.

Year-over-year operating leverage on a reported basis was negative 3.2% and adjusted operating leverage was negative 1.0%. Adjusted quarter-over-quarter operating leverage was essentially break even.

Non-interest expense for the year to date increased $105 million or 2% to $5,158 million. Adjusted non-interest expense increased $131 million or 3% to $4,866 million, primarily due to higher employee-related costs including higher performance-based compensation, in line with higher revenues in select businesses. The stronger U.S. dollar increased adjusted expense growth by $6 million.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

10 • BMO Financial Group Second Quarter Report 2013

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 75 to 92 of BMO’s 2012 annual MD&A.

Provisions for Credit Losses

Q2 2013 vs Q2 2012

The provision for credit losses (PCL) was $145 million, a decrease of $50 million from the prior year. Adjusted PCL was $110 million, a decrease of $41 million. The majority of the decrease in adjusted PCL was due to lower provisions in P&C Canada and BMO Capital Markets.

P&C Canada provisions decreased by $13 million due to a decrease in provisions in the consumer portfolio. P&C U.S. provisions decreased by $5 million, primarily reflecting better credit quality across all retail portfolios, partially offset by higher provisions on commercial loans. In BMO Capital Markets, provisions declined by $25 million due to a combination of higher recoveries of previously written-off amounts, coupled with elevated provisions in the prior year primarily due to a single large account. Corporate Services provisions were relatively stable year over year.

Q2 2013 vs Q1 2013

The PCL of $145 million decreased $33 million from the prior quarter. Adjusted PCL of $110 million was up $14 million from the prior quarter mainly due to higher provisions in P&C Canada and P&C U.S., partially offset by higher recoveries related to the purchased credit impaired loan portfolio. Adjusting items this quarter included a $65 million specific provision on the M&I purchased performing loan portfolio and a $30 million reduction in the collective allowance, of which $8 million was related to the M&I purchased performing loan portfolio.

P&C Canada provisions increased by $26 million, with the bulk of the increase in the commercial portfolio, primarily due to a higher provision related to one account. P&C U.S. provisions increased by $23 million from the unusually low levels of the prior quarter, with the majority of the increase in the commercial portfolio, due to higher recoveries in the prior quarter. BMO Capital Markets recoveries decreased by $9 million, due to a large recovery related to a single account that was realized last quarter. Corporate Services adjusted provisions reflect a $48 million increase in recoveries related to the purchased credit impaired loan portfolio.

Provision for Credit Losses	Table 5

(Canadian $ in millions, except as noted)	Q2-2013	Q1-2013	Q2-2012	YTD-2013	YTD-2012
New specific provisions	407	418	458	825	870
Reversals of previously established allowances	(49)	(82)	(66)	(131)	(133)
Recoveries of loans previously written-off	(183)	(158)	(197)	(341)	(420)
Specific provision for credit losses	175	178	195	353	317
Increase (decrease) in collective allowance	(30)	-	-	(30)	19
Provision for credit losses (PCL)	145	178	195	323	336
Adjusted provision for credit losses (1)	110	96	151	206	242

PCL as a % of average net loans and acceptances (annualized) (2)	0.22	0.28	0.32	0.25	0.28
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (2) (3)	0.31	0.29	0.46	0.30	0.47
Specific PCL as a % of average net loans and acceptances (annualized)	0.27	0.28	0.32	0.27	0.26
Adjusted specific PCL as a % of average net loans and acceptances (annualized) (1)	0.18	0.16	0.28	0.17	0.22

(1)	Adjusted provision for credit losses excludes provisions related to the M&I purchased performing loan portfolio and changes in the collective allowance.
(2)	Certain ratios for 2012 have been restated to conform to the reclassified balance sheet presentation.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

This table contains adjusted results and measures which are Non-GAAP. Please see the Non-GAAP Measures section.

Provision for Credit Losses by Operating Group (1)	Table 6

(Canadian $ in millions, except as noted)	Q2-2013	Q1-2013	Q2-2012	YTD-2013	YTD-2012
P&C Canada	154	128	167	282	322
P&C U.S.	55	32	60	87	123
Personal and Commercial Banking	209	160	227	369	445
Private Client Group	1	2	1	3	6
BMO Capital Markets	(6)	(15)	19	(21)	10
Corporate Services, including T&O (2) (3)
Impaired real estate loan portfolio	13	8	21	21	40
Purchased Credit Impaired Loans	(107)	(59)	(117)	(166)	(259)
Adjusted provision for credit losses	110	96	151	206	242

Specific provisions on purchased performing loans (3)	65	82	44	147	75

Change in collective allowance	(30)	-	-	(30)	19
Provision for credit losses	145	178	195	323	336
(1)	Effective Q1–2013, provisions related to the interest on impaired loans are allocated to the operating groups and prior periods have been restated accordingly.
(2)	Corporate Services includes the provision for credit losses in respect of loans transferred from P&C U.S. to Corporate Services in Q3-2011.
(3)	Provisions for the purchased performing and credit impaired loan portfolios are reported under Corporate Services.

This table contains adjusted results or measures which are Non-GAAP. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2013 • 11

Impaired Loans

Total gross impaired loans were $2,848 million at the end of the current quarter, down from $2,912 million in the first quarter of 2013 and up slightly from $2,837 million a year ago. The stronger U.S. dollar raised gross impaired loans by $20 million relative to the first quarter of 2013 and $38 million relative to a year ago. Included in the amount above at the end of the quarter was $1,062 million of gross impaired loans related to acquired portfolios, of which $142 million is subject to a loss-sharing agreement with the Federal Deposit Insurance Corporation that expires in 2015 for commercial loans and in 2020 for retail loans.

Impaired loan formations (excluding the M&I purchased performing loan portfolio) totalled $347 million in the current quarter, down from $355 million in the first quarter of 2013 and $455 million a year ago. Impaired loan formations related to the M&I purchased performing loan portfolio were $248 million in the current quarter, compared with $275 million in the first quarter of 2013 and $444 million a year ago.

Changes in Gross Impaired Loans and Acceptances (GIL) (1)	Table 7

(Canadian $ in millions, except as noted)	Q2-2013	Q1-2013	Q2-2012	YTD-2013	YTD-2012
GIL, beginning of period	2,912	2,976	2,657	2,976	2,685
Additions to impaired loans and acceptances	595	630	899	1,225	1,523
Reductions in impaired loans and acceptances (2)	(443)	(459)	(427)	(902)	(806)
Write-offs (3)	(216)	(235)	(292)	(451)	(565)
GIL, end of period	2,848	2,912	2,837	2,848	2,837
GIL as a % of gross loans and acceptances (4)	1.08	1.12	1.16	1.08	1.16
GIL as a % of gross loans and acceptances excluding purchased portfolios (4) (5)	0.73	0.80	0.96	0.73	0.96
GIL as a % of equity and allowances for credit losses	8.80	8.98	9.34	8.80	9.34
GIL as a % of equity and allowances for credit losses excluding purchased portfolios (5)	5.56	5.96	7.07	5.56	7.07

(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and effects for consumer write-offs which have not been recognized in formations.
(3)	Excludes certain loans that are written-off directly and not classified as new formations ($92 million in Q2-2013; $91 million in Q1-2013; and $106 million in Q2-2012).
(4)	Certain ratios for 2012 have been restated to conform to the reclassified balance sheet presentation.
(5)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

This table contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

Real Estate Secured Lending

Residential mortgage and home equity line of credit (HELOC) exposures are areas of interest in the current environment. BMO regularly performs stress testing on its mortgage and HELOC portfolios to evaluate the potential impact of tail events. These stress tests incorporate moderate to severe adverse scenarios. The resulting credit losses vary depending on the severity of the scenario and are considered to be manageable.

In 2012 new residential real estate lending rules were introduced for federally regulated lenders in Canada including restrictions on loan-to-value (LTV) for revolving HELOCs, waiver of confirmation of income, debt service ratio maximums, as well as maximum amortization of 25 years and maximum home value of $1 million for high ratio insured mortgages (LTV greater than 80%). The regulatory changes resulted in some adjustments to loan underwriting practices including reducing the maximum LTV on revolving HELOCs to 65% from 80% previously.

Market Risk

Total Trading Value at Risk (VaR) decreased slightly over the quarter as a result of lower credit exposure in fixed income businesses and reduced foreign exchange exposures. The available-for-sale (AFS) VaR decrease was primarily the result of reduced asset holdings.

Total Trading Stressed VaR increased modestly with additional interest rate risk offset by reductions in both credit and foreign exchange exposures, broadly reflective of the changes in Total Trading VaR for the quarter.

There were no significant changes in our structural market risk management practices during the quarter. Structural Market Value Exposure (MVE) is driven by rising interest rates and primarily reflects a lower market value for fixed-rate loans. Structural Earnings Volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans repricing at lower rates. MVE and economic value exposures under rising interest rate scenarios increased from the prior quarter primarily due to higher mortgage commitment volumes, increased customer preferences for fixed-rate mortgages and loans, and book capital growth. Changes from the prior quarter in EV and earnings exposures under falling interest rate scenarios were modest. BMO’s market risk management practices and key measures are outlined on pages 82 to 86 of BMO’s 2012 Annual Report.

12 • BMO Financial Group Second Quarter Report 2013

Total Trading Value at Risk (VaR) Summary ($ in millions)*	Table 8

	For the quarter ended April 30, 2013				As at January 31, 2013	As at October 31, 2012
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity VaR	(0.3)	(0.4)	(0.9)	(0.2)	(0.5)	(0.6)
Equity VaR	(5.9)	(5.4)	(6.9)	(4.4)	(5.2)	(6.6)
Foreign Exchange VaR	(1.0)	(1.8)	(2.6)	(1.0)	(2.8)	(0.2)
Interest Rate VaR	(5.4)	(4.7)	(7.2)	(2.8)	(3.7)	(4.5)
Credit VaR	(4.4)	(5.2)	(6.6)	(4.3)	(5.4)	(5.5)
Diversification	9.7	9.9	nm	nm	9.3	6.7
Total Trading VaR	(7.3)	(7.6)	(9.1)	(6.7)	(8.3)	(10.7)
Total AFS VaR	(7.4)	(10.3)	(12.2)	(7.2)	(11.8)	(8.9)

*	Total Trading VaR above is subject to BMO Capital Markets trading management framework.

nm - not meaningful

Total Trading Stressed Value at Risk (VaR) summary ($ in millions)*	Table 9

	For the quarter ended April 30, 2013				As at January 31, 2013	As at October 31, 2012
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity Stressed VaR	(1.9)	(2.3)	(4.0)	(1.2)	(1.8)	(2.1)
Equity Stressed VaR	(10.0)	(7.9)	(10.1)	(6.2)	(8.9)	(10.5)
Foreign Exchange Stressed VaR	(2.0)	(3.9)	(6.3)	(2.0)	(4.8)	(0.3)
Interest Rate Stressed VaR	(10.2)	(11.0)	(15.3)	(7.2)	(8.4)	(11.4)
Credit Stressed VaR	(9.4)	(10.2)	(11.8)	(9.4)	(10.5)	(9.3)
Diversification	20.2	22.3	nm	nm	21.6	18.9
Trading Stressed VaR	(13.3)	(13.0)	(15.8)	(11.2)	(12.8)	(14.7)

*	Stressed VaR is produced weekly.

nm - not meaningful

Structural Balance Sheet Market Value Exposure (MVE) and Earnings Volatility (EV) ($ in millions)*	Table 10

(Canadian equivalent)	April 30, 2013	January 31, 2013	October 31, 2012
Market value exposure (MVE) (pre-tax)	(634.8)	(546.6)	(590.6)
12-month earnings volatility (EV) (after-tax)	(64.7)	(68.7)	(74.0)

*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ in millions)* **	Table 11

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After tax)
(Canadian equivalent)	April 30, 2013	January 31, 2013	October 31, 2012	April 30, 2013	January 31, 2013	October 31, 2012
100 basis point increase	(633.7)	(542.4)	(537.6)	57.5	52.1	20.1
100 basis point decrease	404.0	401.5	402.9	(42.4)	(55.1)	(74.6)

200 basis point increase	(1,403.8)	(1,206.5)	(1,223.1)	90.2	83.1	27.2
200 basis point decrease	594.1	789.1	783.6	(56.4)	(45.3)	(75.1)
*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at April 30, 2013, results in an increase in earnings after tax of $102 million and an increase in before tax economic value of $528 million ($96 million and $497 million, respectively, at January 31, 2013; $94 million and $560 million, respectively, at October 31, 2012). A 100 basis point decrease in interest rates at April 30, 2013, results in a decrease in earnings after tax of $83 million and a decrease in before tax economic value of $616 million ($80 million and $575 million, respectively, at January 31, 2013; $74 million and $634 million, respectively, at October 31, 2012). These impacts are not reflected in the table above.

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. As at April 30, 2013, BMO owned liquid assets were $176 billion, compared with $175 billion as at January 31, 2013. The slight increase in liquid assets from January 31, 2013, was primarily attributable to an increase in cash on deposit at central banks, partially offset by a decrease in securities. BMO’s cash and securities as a percentage of total assets was 30.1% as at April 30, 2013, compared with 30.6% as at January 31, 2013.

Liquid assets are primarily held at the parent bank level, in our U.S. legal entity BMO Harris Bank and in BMO’s broker/dealer operations in Canada and internationally. In some cases, a portion of those liquid assets have been pledged by certain entities to others in exchange for funding.

In the ordinary course of the bank’s day-to-day business activities, BMO may pledge certain cash and security holdings as collateral to support its trading activities and participation in clearing and payment systems. In addition, BMO may receive highly liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net

BMO Financial Group Second Quarter Report 2013 • 13

unencumbered liquid assets, defined as BMO owned cash and securities plus eligible collateral received less collateral encumbered, totalled $161 billion at April 30, 2013, compared with $158 billion at January 31, 2013. BMO may also pledge mortgage and loan assets to raise secured long-term funding.

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets be longer term (typically maturing in two to ten years) to better match the term to maturity for these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in less than one year), aligned with the liquidity of the assets being funded, subject to haircuts applied to assets in order to reflect the potential for lower market values during times of market stress. Supplemental liquidity pools are funded with a mix of wholesale term funding to prudently balance the benefits of holding supplemental liquid assets against the cost of funding.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. During the second quarter, BMO issued $4.9 billion of wholesale term funding in Canada and internationally. Total wholesale term funding outstanding was $77.0 billion at April 30, 2013, compared with $74.6 billion at January 31, 2013. The increase was used to refinance upcoming wholesale term funding maturities and fund net asset growth. The bank expects to continue accessing the wholesale term funding markets in 2013, primarily to refinance wholesale term funding maturities and net asset growth that may occur over the course of the year.

BMO’s liquidity and funding management practices and key measures are outlined on pages 86 to 88 of BMO’s 2012 annual Report.

Asset Liquidity	Table 12

(Canadian $ in millions, except as noted)	April 30, 2013				January 31, 2013
	BMO Owned Assets	Cash & Securities Received	Encumbered (1)	Net Unencumbered	BMO Owned Assets	Cash & Securities Received	Encumbered (1)	Net Unencumbered
Liquid Assets
Cash and securities
Cash and cash equivalents	38,446	-	2,257	36,189	31,519	-	2,161	29,358
Interest bearing deposits with banks	6,230	-	-	6,230	6,149	-	-	6,149
Securities
Government debt	56,673	61,588	67,412	50,849	63,921	54,767	64,577	54,111
Mortgage-backed securities and collateralized mortgage obligations	7,787	1,827	2,111	7,503	7,209	3,092	3,477	6,824
Corporate debt	21,341	2,198	3,309	20,230	22,666	2,159	3,362	21,463
Corporate equity (2)	36,655	28,732	33,977	31,410	34,566	24,232	26,949	31,849
Total securities	122,456	94,345	106,809	109,992	128,362	84,250	98,365	114,247
Total cash and securities (3)	167,132	94,345	109,066	152,411	166,030	84,250	100,526	149,754

NHA mortgage-backed securities (reported as loans at amortized cost) (4)	8,549	-	-	8,549	8,484	-	-	8,484
Total Liquid assets	175,681	94,345	109,066	160,960	174,514	84,250	100,526	158,238

Bank-Owned Liquid Assets by Legal Entity

(Canadian $ in millions)	April 30, 2013	January 31, 2013
BMO	102,543	106,795
BMO Harris Bank	36,510	31,177
Broker dealers	36,628	36,542
Total Bank-Owned Liquid Assets	175,681	174,514

The bank also pledged mortgages and loans totalling $42.6 billion as at April 30, 2013 ($40.9 billion as at January 31, 2013), in support of raising long-term secured funding. Total on- and off-balance sheet pledged and encumbered assets total $151.6 billion as at April 30, 2013 ($141.4 billion as at January 31, 2013).

(1)	Encumbrance refers to the portion of BMO owned assets and cash and securities received that is pledged or encumbered through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks, requirements associated with participation in clearing houses and payment systems and short sales.
(2)	Corporate equity balances are largely hedged.
(3)	Total cash and securities also includes select holdings management believes are not readily available to support the liquidity requirements of the bank. These holdings total $9.9 billion, which includes securities held in BMO’s insurance subsidiary, structured investment vehicle, credit protection vehicle and certain investments held in our merchant banking business.
(4)	Under IFRS, NHA MBS that include BMO originated mortgages as the underlying collateral are classified as loans. Unencumbered NHA MBS securities have liquidity value and are included as liquid assets under the bank’s liquidity and funding management framework.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 to the audited consolidated financial statements on page 143 of BMO’s 2012 Annual Report.

The credit ratings assigned to BMO’s senior debt by the rating agencies are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (S&P) (A+).

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit risk rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at April 30, 2013, the bank would be required to provide additional collateral to counterparties totalling $0.8 billion and $1.1 billion under a one-notch and two-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on page 89 of BMO’s 2012 Annual Report.

14 • BMO Financial Group Second Quarter Report 2013

Information Management and Security Risk

As described in the Operational and Infrastructure Risks section of our annual MD&A, information security risks for financial institutions like BMO have increased in recent years. Our operations include online and mobile financial services that feature the secure processing, transmission and storage of confidential information. Given our use of the Internet and reliance on digital technologies, we face cyber security risks, which could include (i) information security risk such as threats of hacking, identity theft and corporate espionage; and (ii) denial of service risk such as threats targeted at causing system failure and service disruption. BMO maintains systems and procedures to prevent, monitor, react to and manage cyber security threats. It is possible that we, or those with whom we do business, may not anticipate or implement effective measures against all such security threats because the techniques used change frequently and can originate from a wide variety of sources, which have become increasingly sophisticated. In the event of such an occurrence, BMO may experience losses or reputational damage.

Derivative Transactions

As discussed in the Select Financial Instruments section, the Enhanced Disclosure Task Force has recommended enhanced disclosures in a numbers of areas including counterparty credit risk arising from derivative transactions. With limited exceptions, we utilize the International Swaps and Derivatives Association (ISDA) Master Agreement to document our contractual trading relationships for over-the-counter (OTC) derivatives with our counterparties. ISDA Master Agreements set out the legal framework and standard terms that apply to all the derivative transactions entered into bilaterally between the parties. In addition to providing “Events of Default” and “Termination Events”, which can lead to the early termination of transactions prior to their maturity date, ISDA Master Agreements also contain rules for the calculation and netting of terminations values (also known as “Close-out Amounts”) for transactions between counterparties to produce a single net aggregate amount payable by one party to the other.

Credit Support Annexes (CSAs) are commonly included with ISDA Master Agreements to provide for the exchange of collateral between the parties where one party’s OTC derivatives exposure to the other party exceeds an agreed amount (Threshold). The purpose of collateralization is to mitigate counterparty credit risk. Collateral can be exchanged as initial margin and/or variation margin. CSAs outline, among other things, provisions setting out acceptable collateral types (e.g. government treasuries and cash) and how they will be valued (haircuts are often applied to the market values), as well as Thresholds, whether or not the collateral can be re-pledged by the recipient and how interest is calculated.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $256 million increased $19 million from the second quarter of 2012 and decreased $9 million from the first quarter of 2013. The effective tax rate for the quarter was 20.8%, compared with 18.7% a year ago and 20.2% in the first quarter.

The adjusted provision for income taxes of $250 million increased $13 million from a year ago and decreased $10 million from the first quarter. The adjusted effective tax rate was 20.0% in the current quarter, compared with 19.5% in the second quarter of 2012 and 19.9% in the first quarter of 2013. The adjusted tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2013 • 15

Summary Quarterly Earnings Trends (1)	Table 13

(Canadian $ in millions, except as noted)	Q2-2013	Q1-2013	Q4-2012	Q3-2012	Q2-2012	Q1-2012	Q4-2011	Q3-2011
Total revenue	3,944	4,081	4,176	3,878	3,959	4,117	3,822	3,320
Provision for credit losses – specific (see below)	175	178	216	229	195	122	299	245
Provision for credit losses – collective	(30)	-	(24)	8	-	19	63	(15)
Non-interest expense	2,568	2,590	2,701	2,484	2,499	2,554	2,432	2,221
Reported net income (see below)	975	1,048	1,082	970	1,028	1,109	768	708
Adjusted net income (see below)	997	1,041	1,125	1,013	982	972	832	856
Basic earnings per share ($)	1.43	1.53	1.59	1.42	1.52	1.65	1.12	1.10
Diluted earnings per share ($)	1.42	1.53	1.59	1.42	1.51	1.63	1.11	1.09
Adjusted diluted earnings per share ($)	1.46	1.52	1.65	1.49	1.44	1.42	1.20	1.34
Net interest margin on earning assets (%)	1.79	1.85	1.83	1.88	1.89	2.05	2.01	1.76
Adjusted net interest margin on earning assets (%)	1.64	1.67	1.67	1.70	1.76	1.85	1.78	1.78
Effective income tax rate (%)	20.8	20.2	15.7	16.2	18.7	22.0	25.3	18.5
Adjusted effective income tax rate (%)	20.0	19.9	17.9	16.9	19.5	23.7	20.7	19.7
Canadian/U.S. dollar exchange rate (average)	1.02	1.00	0.99	1.02	0.99	1.01	1.01	0.96

Provision for credit losses – specific (2)
P&C Canada	154	128	146	147	167	155	178	154
P&C U.S.	55	32	75	76	60	63	71	60
Personal and Commercial Banking	209	160	221	223	227	218	249	214
Private Client Group	1	2	11	5	1	5	2	(1)
BMO Capital Markets	(6)	(15)	(4)	-	19	(9)	12	10
Corporate Services, including T&O	(29)	31	(12)	1	(52)	(92)	36	22
BMO Financial Group provision for credit losses – specific	175	178	216	229	195	122	299	245

Reported net income:
P&C Canada	430	458	442	459	433	441	419	436
P&C U.S.	155	182	140	139	142	159	162	90
Personal and Commercial Banking	585	640	582	598	575	600	581	526
Private Client Group	141	163	164	109	147	104	138	109
BMO Capital Markets	275	310	314	250	233	224	156	288
Corporate Services, including T&O	(26)	(65)	22	13	73	181	(107)	(215)
BMO Financial Group net income	975	1,048	1,082	970	1,028	1,109	768	708

Adjusted net income:
P&C Canada	431	461	444	462	436	443	422	437
P&C U.S.	168	195	156	155	157	176	179	99
Personal and Commercial Banking	599	656	600	617	593	619	601	536
Private Client Group	148	169	169	114	153	109	143	111
BMO Capital Markets	276	310	315	250	233	224	156	289
Corporate Services, including T&O	(26)	(94)	41	32	3	20	(68)	(80)
BMO Financial Group adjusted net income	997	1,041	1,125	1,013	982	972	832	856
(1)	Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
(2)	Prior period balances have been restated to reflect a change in accounting allocation methodology for provisions for credit losses. See the Review of Operating Groups’ Performance for more details.

16 • BMO Financial Group Second Quarter Report 2013

Summary Quarterly Earnings Trends (Cont’d.)

BMO’s quarterly earnings trends were reviewed in detail on pages 96 and 97 of BMO’s 2012 annual MD&A. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 13 outlines summary results for the third quarter of fiscal 2011 through the second quarter of fiscal 2013.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure with its strategic priorities. Comparative figures have been restated to conform to the current presentation. In the first quarter of fiscal 2013, we commenced charging provisions for credit losses to the bank’s operating groups based on actual credit losses incurred. Previously we had charged the groups with credit losses based on an expected loss provisioning methodology. Prior period results have been restated accordingly.

We have remained focused on embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in 2011 and 2012, but conditions have improved overall and quarterly adjusted results have generally trended higher over the past two years. In recent quarters, we have become more focused on improving our productivity.

P&C Canada volume growth remains strong across most products in both personal and commercial segments. Net income has generally trended higher. Excluding the effect of three fewer days in the most recent quarter, revenue grew moderately and expenses were lower than in the preceding quarter, with the continuing effects of good volume growth partially offset by the ongoing impact of net interest margin pressure in the low interest rate environment.

P&C U.S. results started to improve significantly late in the third quarter of 2011, due to the benefits of the M&I acquisition as well as increases in commercial loan balances, which had seen minimal growth since the economic downturn that started in 2007. P&C U.S. had very strong results in the first quarter of 2013. Net income has generally been stable to improving with good core commercial and industrial loan growth and lower expenses. Net interest margin has been declining, as expected.

PCG operating results have been strong in recent quarters. Quarterly results in PCG, excluding Insurance, have grown on a relatively consistent basis, driven by growth in client assets and a continued focus on productivity. Quarterly results in Insurance have been subject to variability.

BMO Capital Markets results in the first nine months of 2012 were good, but results in the final quarter of 2012 were stronger, due to increased revenues and a recovery of prior periods’ income taxes. Strong results continued in the first two quarters of 2013, with very strong results in the first quarter in investment banking revenue, primarily merger and acquisition fees.

BMO’s overall provisions for credit losses measured as a percentage of loans and acceptances continued to trend lower in recent quarters relative to 2012 and 2011. Adjusted provisions, which exclude provisions on the M&I purchased performing loan portfolio and changes in the collective allowance, were relatively consistent throughout 2012 and into the second quarter of 2013 and lower than in 2011, primarily due to recoveries of provisions on the M&I purchased credit impaired loan portfolio and an improvement in the U.S. credit environment.

Corporate Services quarterly net income can vary, in large part due to the inclusion of the adjusting items, which are largely recorded in Corporate Services. Adjusted results in Corporate Services were relatively steady in 2012 and better than in 2011. This was primarily due to a reduction in the adjusted provision for credit losses recorded in Corporate Services in 2012, reflecting the significant recoveries of provisions on the M&I purchased credit impaired loan portfolio. These recoveries can vary and reduced recoveries in the first quarter of 2013 together with lower revenues and increased expenses lowered Corporate Services results that quarter. These recoveries increased in the most recent quarter and, together with reduced expense, increased net income in the current quarter.

The U.S. dollar weakened in the first half of 2011 before strengthening in the fourth quarter and reaching a level close to parity. Movements in exchange rates in 2012 and for 2013 to date have been more subdued. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for credit losses, income taxes and net income.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate. The adjusted effective rate was lower in 2012 than in 2011 due in large part to a 1.6 percentage point reduction in the statutory Canadian income tax rate in 2012 and higher recoveries of prior periods’ income taxes. The rate has increased in 2013 due to reduced recoveries.

Caution

This Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2013 • 17

Balance Sheet

Total assets of $555.3 billion at April 30, 2013, increased $29.8 billion from October 31, 2012, including a $1.8 billion increase as a result of the stronger U.S. dollar. The increase primarily reflects growth in cash and cash equivalents and interest bearing deposits with banks of $18.4 billion, securities borrowed or purchased under resale agreements of $12.5 billion and net loans and acceptances of $9.7 billion, partly offset by a decrease in securities of $5.9 billion and remaining assets of a net $4.9 billion.

The $18.4 billion increase in cash and cash equivalents and interest bearing deposits with banks was primarily due to increased balances held with central banks.

The $12.5 billion increase in securities borrowed or purchased under resale agreements was mainly due to increased client-driven activities.

The $9.7 billion increase in net loans and acceptances was primarily due to an increase in loans to businesses and governments in both P&C Canada and P&C U.S. and an increase in residential mortgages, primarily in P&C Canada.

The $5.9 billion decrease in securities was mainly due to a decline in available-for-sale securities.

The $4.9 billion net decrease in the remaining assets was primarily related to a decline in derivative financial assets, primarily in interest rate contracts. There was a comparable decrease in derivative financial liabilities.

Liabilities and equity increased $29.8 billion from October 31, 2012. The change primarily reflects increases in deposits of $34.6 billion and shareholders’ equity of $0.7 billion, partly offset by decreases in derivative financial liabilities of $4.7 billion. All remaining liabilities and equity decreased by a combined $0.8 billion.

The $34.6 billion increase in deposits was largely driven by a $26.6 billion increase in business and government deposits due to increased U.S. dollar deposits and wholesale funding issuances. Deposits by banks increased $4.4 billion, while deposits by individuals increased $3.6 billion.

Contractual obligations by year of maturity were outlined in Table 23 on page 113 of BMO’s 2012 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business. Note 19 to the unaudited interim consolidated financial statements provides further details on contractual maturities of assets and liabilities at the end of the quarter.

Capital Management

Second Quarter 2013 Regulatory Capital Review

BMO’s Basel III capital position is strong, with a Common Equity Tier 1 (CET1) Ratio of 9.7% at April 30, 2013, up from 9.4% at the end of the preceding quarter and well in excess of the expectation of the Office of the Superintendent of Financial Institutions (OSFI) that banks attain a 7% target, as discussed in the following paragraph.

Effective the first quarter of 2013, regulatory capital requirements for BMO are determined on a Basel III basis. In 2013, the minimum required Basel III capital ratios are a 3.5% CET1 Ratio, 4.5% Tier 1 Ratio and 8% Total Capital Ratio, such ratios being calculated using a five year phase-in of regulatory adjustments and nine year phase-out of instruments that no longer qualify as regulatory capital under the Basel III rules. However, OSFI’s guidance requires Canadian deposit-taking institutions to meet the 2019 Basel III capital requirements in 2013, other than the phase-out of non-qualifying capital (also referred to as the ‘all-in’ requirements), and expects them to attain a target Basel III CET1 Ratio of at least 7% (4.5% minimum plus 2.5% capital conservation buffer) by January 31, 2013. On March 26, 2013, OSFI announced that, effective 2016, BMO and five other “domestic systemically important banks” (D-SIBs) would each be required to hold an additional 1% CET1 buffer, in addition to the 2.5% capital conservation buffer, to reduce the probability of D-SIB failure.

The CET1 Ratio increased by approximately 30 basis points from the first quarter and by approximately 100 basis points from our pro-forma ratio at October 31, 2012, due to higher CET1 capital and lower risk-weighted assets (RWA), as described below.

CET1 capital at April 30, 2013, was $20.2 billion, up $0.3 billion from the first quarter and up $0.9 billion from the pro-forma CET1 capital estimate of $19.3 billion at October 31, 2012, due mainly to retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and the exercise of stock options, partly offset by purchase and cancellation of common shares under the bank’s share repurchase program.

The Basel III RWA of $208 billion at April 30, 2013, was down $3 billion from the first quarter, and was $14 billion lower than the Basel III pro-forma estimate of $222 billion at October 31, 2012. Compared to October 31, 2012, the decrease in RWA was due mainly to lower Credit Valuation Adjustment (CVA) RWA, lower risk in certain portfolios and better risk assessments.

The lower CVA RWA resulted from OSFI’s decision, announced in December 2012, to delay the effective date for the imposition of the CVA risk capital charge until January 2014. The delay is intended to synchronize Canada’s implementation of the CVA risk capital charge with Basel III implementation in the United States and European Union countries. This delay improved our CET1 Ratio, at April 30, 2013, by approximately 35 basis points.

The bank’s Basel III Tier 1 and Total Capital Ratios were 11.3% and 13.7%, respectively, at April 30, 2013, compared with 11.1% and 13.4%, respectively, in the first quarter and 10.5% and 12.9%, respectively, on a pro-forma basis at October 31, 2012. The ratios improved from the year end due to higher CET1 capital and lower RWA, as described above, partly offset by the phase-out of non-common instruments that do not meet OSFI’s Basel III requirements, including the non-viability contingent capital requirements, and the redemption of $200 million Class B

18 • BMO Financial Group Second Quarter Report 2013

Preferred Shares Series 5 and US$250 million Exchangeable Preferred Stock, Series A, both as described in Other Capital Developments.

BMO’s Assets-to-Capital Multiple (ACM), a leverage ratio monitored by OSFI and calculated using the transitional total capital prescribed by OSFI, was 16.3 at April 30, 2013. BMO’s ACM increased from 16.1 in the first quarter, and from 15.2 at October 31, 2012, on a Basel II basis primarily due to balance sheet growth and Basel III transitional modifications.

Additional details on the Basel III regulatory capital changes can be found in the Enterprise-Wide Capital Management section on pages 60 to 64 of BMO’s 2012 Annual Report.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. Foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity (although they do not attract tax until realized). When coupled with the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar equivalent RWA, and with the impact of U.S.-dollar-denominated capital deductions on our Canadian dollar capital, this may result in volatility in the bank’s capital ratios. BMO may hedge this foreign exchange risk by funding its foreign investment in U.S. dollars or, alternatively, to offset the impact of foreign exchange rate changes on the bank’s capital ratios, may enter into derivatives contracts, such as forward currency contracts, or elect to fund its investment in Canadian dollars.

Other Capital Developments

During the quarter, 978,000 common shares were issued through the DRIP and the exercise of stock options. In the second quarter, we purchased four million shares under the bank’s share repurchase program. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank only initiates purchases under the program after consulting with OSFI.

On January 24, 2013, BMO announced its intention to redeem all of its Non-cumulative Class B Preferred Shares Series 5; these shares were redeemed on February 25, 2013.

On April 30, 2013, we redeemed all of the US$250 million outstanding 7 3/8% Non-cumulative Exchangeable Preferred Stock, Series A, issued by Harris Preferred Capital Corporation, a U.S. subsidiary. These real estate investment trust preferred shares qualified as Tier 1 regulatory capital under Basel II and were, under Basel III, part of our non-qualifying capital subject to phase-out.

On May 29, 2013, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.74 per common share, unchanged from the preceding quarter and up $0.04 per share from a year ago. The dividend and share purchases reflect our strong capital position and the success of our business strategies.

The dividend is payable August 27, 2013, to shareholders of record on August 1, 2013. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the DRIP. Under the DRIP, the bank determines whether the common shares acquired by shareholders under the DRIP will be purchased in the open market or issued by the bank from treasury. Until further notice, the common shares acquired by shareholders under the DRIP will, commencing with the dividend payable on August 27, 2013, be purchased in the open market.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing Capital Management sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Qualifying Regulatory Capital and Risk-Weighted Assets	Table 14

Basel III Regulatory Capital and Risk-Weighted Assets	(1) All-in	(2) Transitional	(1) All-in	(2) Transitional

(Canadian $ in millions)	Q2-2013	Q2-2013	Q1-2013	Q1-2013

Gross Common Equity (3)	26,893	26,967	26,533	26,610
Regulatory adjustments applied to Common Equity	(6,695)	-	(6,640)	-

Common Equity Tier 1 capital (CET1)	20,198	26,967	19,893	26,610

Additional Tier 1 Eligible Capital (4)	3,779	3,779	3,890	3,890
Regulatory Adjustments applied to Tier 1	(409)	(3,705)	(419)	(3,811)

Additional Tier 1 capital (AT1)	3,370	74	3,471	79

Tier 1 capital (T1 = CET1 + AT1)	23,568	27,041	23,364	26,689

Tier 2 Eligible Capital (5)	4,919	4,919	4,890	4,890
Regulatory Adjustments applied to Tier 2	(50)	-	(50)	(30)

Tier 2 capital (T2)	4,869	4,919	4,840	4,860

Total capital (TC= T1 + T2)	28,437	31,960	28,204	31,549

Total risk-weighted assets	207,974	215,863	210,671	214,298

Capital Ratios (%)
CET1 Ratio	9.7	12.5	9.4	12.4
Tier 1 Capital Ratio	11.3	12.5	11.1	12.5
Total Capital Ratio	13.7	14.8	13.4	14.7

(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.

(2)	Transitional regulatory capital assumes that all Basel III regulatory capital adjustments are phased in from January 1, 2014, to January 1, 2018, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.

(3)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.

(4)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.

(5)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

BMO Financial Group Second Quarter Report 2013 • 19

Outstanding Shares and Securities Convertible into Common Shares	Table 15

As at May 23, 2013	Number of shares or dollar amount

Common shares	648,097,000
Class B Preferred Shares
Series 13	$350,000,000
Series 14	$250,000,000
Series 15	$250,000,000
Series 16	$300,000,000
Series 18	$150,000,000
Series 21	$275,000,000
Series 23	$400,000,000
Series 25	$290,000,000

Stock options
– vested	8,829,000
– non-vested	7,785,000

Details on share capital are outlined in Note 20 to the audited consolidated financial statements on pages 156 and 157 of BMO’s 2012 Annual Report.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Share-based payments granted to key management personnel are discussed in Note 27 to the audited consolidated financial statements on pages 168 to 169 of BMO’s 2012 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Special Purpose Entities (SPEs), and Guarantees, which are described on pages 64, 65, 66 and 70 of BMO’s 2012 Annual Report as well as in Notes 5 and 7 to the unaudited interim consolidated financial statements. We consolidate all of our SPEs, except for certain Canadian customer securitization and structured finance vehicles. See the Select Financial Instruments section for comments on any significant changes to these arrangements during the quarter ended April 30, 2013.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in the notes to our audited consolidated financial statements for the year ended October 31, 2012, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Future Changes in Accounting Policies

Effective November 1, 2013, BMO will adopt new standards on Employee Benefits, Fair Value Measurement, Consolidated Financial Statements, Investment in Associates and Joint Ventures, Offsetting, and Disclosure of Interests in Other Entities. Additional information on the new standards and amendments to existing standards can be found in Note 1 to the audited consolidated financial statements on pages 124 to 127 of BMO’s 2012 Annual Report.

The above Future Changes in Accounting Policies section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

20 • BMO Financial Group Second Quarter Report 2013

U.S. Regulatory Developments

We continue to monitor and prepare for U.S. regulatory developments including financial reforms under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) and highlight recent developments in this section. For a more comprehensive discussion, see the U.S. Regulatory Developments section on page 69 of BMO’s 2012 annual MD&A.

Under the Dodd-Frank Act, swaps are now subject to a comprehensive regulatory regime. Certain swaps are currently required to be centrally cleared and will soon be required to be traded on an exchange. As a registered swap dealer in the United States, BMO is now subject to swap reporting and business conduct requirements. Capital and margin requirements relating to swaps are currently being reviewed by U.S. and international regulators.

In December 2012, the Federal Reserve Board (FRB) issued for comment a proposed rulemaking that would establish enhanced prudential standards and early remediation requirements for certain foreign banks with U.S. operations, including BMO. The proposal would establish new requirements for organizational structure, risk management, capital, liquidity, stress testing, and early remediation covering all U.S. operations of foreign banks. The proposed requirements applicable to BMO Financial Corp. (BFC) are similar to those that already apply to BFC and its subsidiaries as domestic U.S. banks and bank holding companies. The proposed rule would also affect BMO’s U.S. branches. The FRB has indicated the requirements would be effective July 1, 2015.

On April 29, 2013, BMO, its Chicago branch and BMO Financial Corp. entered into a Written Agreement with the FRB and the State of Illinois Department of Financial and Professional Regulation. BMO Harris Bank N.A. entered into a Formal Agreement with the Office of the Comptroller of the Currency. Each of the Written Agreement and the Formal Agreement relates principally to such entities’ undertakings to strengthen policies, procedures and controls concerning the Bank Secrecy Act and U.S. anti-money laundering requirements.

Caution

This U.S. Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

Pages 64 to 66 of BMO’s 2012 annual MD&A provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. In March 2011, the Financial Stability Board (FSB) published Thematic Review on Risk Disclosure Practices – Peer Review Report, which updated its views on disclosure practices. On October 29, 2012, the Enhanced Disclosure Task Force of the FSB published its report, Enhancing the Risk Disclosures of Banks. We currently comply with many of the recommendations, and we continue to review our disclosures for future filings and enhance them as appropriate.

We follow a practice of reporting on significant changes in the select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our annual MD&A.

Select Geographic Exposures

Select geographic disclosures were disclosed and discussed on pages 67, 68, 112 and 113 of BMO’s 2012 Annual Report. Our exposure to select countries of interest, as at April 30, 2013, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe where our gross exposure is greater than $500 million. Our gross and net portfolio exposures are summarized in Table 16 for lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. These totals are further broken down by counterparty type in Tables 17 to 19. We also provide a summary of our January 31, 2013, and October 31, 2012, exposures for ease of comparison. There has been limited change in our exposures.

For greater clarity, BMO’s CDS exposures in Europe are outlined separately in Table 20. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The majority of CDS exposures are offsetting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off mode since 2008.

BMO Financial Group Second Quarter Report 2013 • 21

European Exposure by Country (Canadian $ in millions) (10)	Table 16

    As at April 30, 2013

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	-	-	25	-	152	1	51	5	228	6
Italy	2	2	212	-	166	-	4	1	384	3
Portugal	-	-	126	-	-	-	1	-	127	-
Spain	75	75	129	-	-	-	7	4	211	79
Total – GIIPS (6)	77	77	492	-	318	1	63	10	950	88
Eurozone (excluding GIIPS)
France	30	30	616	460	2,916	2	264	32	3,826	524
Germany	56	18	1,873	1,531	1,766	29	72	9	3,767	1,587
Netherlands	291	126	502	433	1,274	3	74	8	2,141	570
Other (7)	351	265	536	385	23	2	70	8	980	660
Total – Eurozone (excluding GIIPS) (8)	728	439	3,527	2,809	5,979	36	480	57	10,714	3,341
Rest of Europe
Denmark	1	1	1,110	1,109	306	-	-	-	1,417	1,110
Norway	15	15	1,187	1,187	103	1	11	11	1,316	1,214
Sweden	116	25	246	206	406	-	-	-	768	231
Switzerland	400	390	50	5	314	4	7	5	771	404
United Kingdom	403	216	452	183	3,085	32	581	219	4,521	650
Other (7)	366	366	361	-	-	-	-	-	727	366
Total - Rest of Europe (8)	1,301	1,013	3,406	2,690	4,214	37	599	235	9,520	3,975
Total - All of Europe	2,106	1,529	7,425	5,499	10,511	74	1,142	302	21,184	7,404

    Details of the summary amounts reflected in the columns above are provided in Tables 17 to 19.

    As at January 31, 2013

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total - GIIPS	72	72	491	-	278	3	59	6	900	81
Total – Eurozone (excluding GIIPS)	679	468	3,848	3,092	4,435	9	532	146	9,494	3,715
Total - Rest of Europe	1,225	927	3,813	2,975	5,183	13	463	172	10,684	4,087
Total - All of Europe	1,976	1,467	8,152	6,067	9,896	25	1,054	324	21,078	7,883

    As at October 31, 2012

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total - GIIPS	116	69	500	-	242	8	69	6	927	83
Total – Eurozone (excluding GIIPS)	934	608	4,074	3,306	3,746	10	600	76	9,354	4,000
Total - Rest of Europe	1,167	916	3,711	2,771	3,986	15	468	126	9,332	3,828
Total - All of Europe	2,217	1,593	8,285	6,077	7,974	33	1,137	208	19,613	7,911

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $2.9 billion as at April 30, 2013.
(5)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $80 million as at April 30, 2013.
(6)	BMO’s direct exposures to GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $88 million, with no unfunded commitments as at April 30, 2013.
(7)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Finland, Luxembourg, Slovakia and Slovenia. Other Rest of Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland and the Russian Federation.
(8)	BMO’s net direct exposure to the other Eurozone countries (the other 12 countries that share the common euro currency) as at April 30, 2013, totalled approximately $3.3 billion, of which 74% was to counterparties in countries with a rating of Aaa/AAA by both Moody’s and S&P, with approximately 84% rated Aaa/AAA by one of the two rating agencies. Our net direct exposure to the rest of Europe totalled approximately $4.0 billion, of which 74% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure related to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.
(9)	Sovereign includes sovereign-backed bank cash products.
(10)	Other Exposures (including indirect exposures) not included in the tables as at April 30, 2013:
—

BMO also has exposure to entities in a number of European countries through our credit protection vehicle, U.S customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.

-

BMO has direct exposure to those credit structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on pages 65 and 66 of BMO’s 2012 annual MD&A in the Credit Protection Vehicle and Structured Investment Vehicle sections, these structures all have first-loss protection and hedges are in place for our credit protection vehicle.

-

The notional exposure held in the credit protection vehicle to issuers in Greece, Italy and Spain represented 0.6%, 0.9% and 1.2%, respectively, of its total notional exposure. The credit protection vehicle had notional exposure to seven of the other 12 countries that share the euro currency. This exposure represented 11.0% of total notional exposure, of which 83.3% was rated investment grade by S&P (72.6% by Moody’s). The notional exposure to the rest of Europe was 12.4% of total notional exposure, with 72.5% rated investment grade by S&P (61.6% by Moody’s).

-

BMO has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has commitments that involve reliance on collateral of which 0.9% represents loans or securities originated by entities in Europe. At quarter end, exposure to Germany was the largest component at 0.2%. Exposure to Spain was approximately 0.1%, and there was no exposure to Italy, Ireland, Greece or Portugal.

-

The structured investment vehicle’s par value exposure to entities in European countries totalled $232 million at April 30, 2013, including no exposure to GIIPS, $62 million to the other Eurozone countries and $170 million to the rest of Europe. The largest exposures included the United Kingdom at $135 million and the Netherlands at $40 million. These amounts included exposure through collateralized bond obligation (CBO) and collateralized loan obligation (CLO) investments and residential mortgage-backed securities, which have credit exposures to borrowers or issuers operating in Europe.

—	BMO has exposure to European supranational institutions totalling $0.6 billion, predominantly in the form of tradeable cash products.
—

BMO’s indirect exposure to Europe in the form of euro-denominated collateral to support trading activity was €1,384 million in securities issued by entities in European countries, of which €4 million was held in securities related to GIIPS and €710 million was in French securities. In addition, €1,107 million of cash collateral was also held at April 30, 2013.

—

Indirect exposure by way of guarantees from entities in European countries totalled $435 million, of which $5 million was exposure to GIIPS, $217 million to the other Eurozone countries and $213 million to the rest of Europe.

22 • BMO Financial Group Second Quarter Report 2013

European Lending Exposure by Country and Counterparty (Canadian $ in millions) (10)	Table 17

    As at April 30, 2013

	Lending (1)
	Commitments				Funded
Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	-	-	-	-	-	-	-	-
Ireland (5)	-	-	-	-	-	-	-	-
Italy	2	-	-	2	2	-	-	2
Portugal	-	-	-	-	-	-	-	-
Spain	75	-	-	75	75	-	-	75
Total - GIIPS	77	-	-	77	77	-	-	77
Eurozone (excluding GIIPS)
France	30	-	-	30	30	-	-	30
Germany	13	43	-	56	13	5	-	18
Netherlands	28	263	-	291	28	98	-	126
Other (7)	285	66	-	351	219	46	-	265
Total - Eurozone (excluding GIIPS)	356	372	-	728	290	149	-	439
Rest of Europe
Denmark	1	-	-	1	1	-	-	1
Norway	15	-	-	15	15	-	-	15
Sweden	23	93	-	116	23	2	-	25
Switzerland	8	392	-	400	8	382	-	390
United Kingdom	104	299	-	403	104	112	-	216
Other (7)	366	-	-	366	366	-	-	366
Total - Rest of Europe	517	784	-	1,301	517	496	-	1,013
Total - All of Europe	950	1,156	-	2,106	884	645	-	1,529

    Refer to footnotes in Table 16.

European Securities Exposure by Country and Counterparty (Canadian $ in millions) (10)	Table 18

    As at April 30, 2013

	Securities (2)
	Gross				Net
Country	Bank	Corporate	Sovereign (9)	Total	Bank	Corporate	Sovereign (9)	Total
GIIPS
Greece	-	-	-	-	-	-	-	-
Ireland (5)	-	-	25	25	-	-	-	-
Italy	53	47	112	212	-	-	-	-
Portugal	-	-	126	126	-	-	-	-
Spain	40	39	50	129	-	-	-	-
Total - GIIPS	93	86	313	492	-	-	-	-
Eurozone (excluding GIIPS)
France	30	126	460	616	-	-	460	460
Germany	127	234	1,512	1,873	-	19	1,512	1,531
Netherlands	324	76	102	502	324	7	102	433
Other (7)	59	27	450	536	8	-	377	385
Total - Eurozone (excluding GIIPS)	540	463	2,524	3,527	332	26	2,451	2,809
Rest of Europe
Denmark	504	1	605	1,110	504	-	605	1,109
Norway	384	-	803	1,187	384	-	803	1,187
Sweden	206	40	-	246	206	-	-	206
Switzerland	16	34	-	50	5	-	-	5
United Kingdom	113	265	74	452	57	52	74	183
Other (7)	-	-	361	361	-	-	-	-
Total - Rest of Europe	1,223	340	1,843	3,406	1,156	52	1,482	2,690
Total - All of Europe	1,856	889	4,680	7,425	1,488	78	3,933	5,499

    Refer to footnotes in Table 16.

BMO Financial Group Second Quarter Report 2013 • 23

European Repo & Derivatives Exposure by Country and Counterparty (Canadian $ in millions) (10)	Table 19

    As at April 30, 2013

	Repo-Style Trans. (3)		Derivatives (4)
	Gross	Net of Collateral	Gross				Net of Collateral
Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	152	1	51	-	-	51	5	-	-	5
Italy	166	-	4	-	-	4	1	-	-	1
Portugal	-	-	1	-	-	1	-	-	-	-
Spain	-	-	7	-	-	7	4	-	-	4
Total - GIIPS	318	1	63	-	-	63	10	-	-	10
Eurozone (excluding GIIPS)
France	2,916	2	264	-	-	264	32	-	-	32
Germany	1,766	29	72	-	-	72	9	-	-	9
Netherlands	1,274	3	74	-	-	74	8	-	-	8
Other (7)	23	2	66	3	1	70	4	3	1	8
Total -Eurozone (excluding GIIPS)	5,979	36	476	3	1	480	53	3	1	57
Rest of Europe
Denmark	306	-	-	-	-	-	-	-	-	-
Norway	103	1	-	-	11	11	-	-	11	11
Sweden	406	-	-	-	-	-	-	-	-	-
Switzerland	314	4	7	-	-	7	5	-	-	5
United Kingdom	3,085	32	532	12	37	581	171	12	36	219
Other (7)	-	-	-	-	-	-	-	-	-	-
Total - Rest of Europe	4,214	37	539	12	48	599	176	12	47	235
Total - All of Europe	10,511	74	1,078	15	49	1,142	239	15	48	302

    Refer to footnotes in Table 16.

24 • BMO Financial Group Second Quarter Report 2013

Credit Default Swaps (CDS) by Country and Credit Quality (Canadian $ in millions)	Table 20

 As at April 30, 2013

	Fair Value					Notional
	Purchased		Written			Purchased			Written
Country	Inv. Grade	Non-Inv. Grade	Inv. Grade	Non-Inv. Grade	Total Exposure	Inv. Grade	Non- Inv. Grade	Total	Inv. Grade	Non-Inv. Grade	Total	Total Exposure
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Ireland (5)	1	-	(1)	-	-	(25)	-	(25)	25	-	25	-
Italy	4	-	(5)	-	(1)	(211)	-	(211)	211	-	211	-
Portugal	9	-	(9)	-	-	(124)	-	(124)	124	-	124	-
Spain	3	-	(3)	-	-	(128)	-	(128)	128	-	128	-
Total - GIIPS	17	-	(18)	-	(1)	(488)	-	(488)	488	-	488	-
Eurozone (excluding GIIPS)
France	(1)	-	1	-	-	(184)	-	(184)	157	-	157	(27)
Germany	(2)	-	2	-	-	(394)	-	(394)	369	-	369	(25)
Netherlands	-	-	-	-	-	(73)	-	(73)	55	13	68	(5)
Other (7)	(1)	-	1	-	-	(127)	-	(127)	127	-	127	-
Total - Eurozone (excluding GIIPS)	(4)	-	4	-	-	(778)	-	(778)	708	13	721	(57)
Rest of Europe
Denmark	-	-	-	-	-	(1)	-	(1)	1	-	1	-
Norway	-	-	-	-	-	-	-	-	-	-	-	-
Sweden	-	-	-	-	-	(40)	-	(40)	40	-	40	-
Switzerland	(3)	-	1	-	(2)	(276)	-	(276)	58	-	58	(218)
United Kingdom	2	-	-	-	2	(285)	-	(285)	258	13	271	(14)
Other (7)	(2)	-	(1)	-	(3)	(379)	(10)	(389)	381	7	388	(1)
Total - Rest of Europe	(3)	-	-	-	(3)	(981)	(10)	(991)	738	20	758	(233)
Total - All of Europe	10	-	(14)	-	(4)	(2,247)	(10)	(2,257)	1,934	33	1,967	(290)

 As at January 31, 2013

	Fair Value					Notional
	Purchased		Written			Purchased			Written
Country	Inv. Grade	Non-Inv. Grade	Inv. Grade	Non-Inv. Grade	Total Exposure	Inv. Grade	Non- Inv. Grade	Total	Inv. Grade	Non-Inv. Grade	Total	Total Exposure
Total - GIIPS	23	-	(23)	-	-	(500)	-	(500)	500	-	500	-
Total - Eurozone (excluding GIIPS)	(3)	-	2	-	(1)	(919)	-	(919)	889	14	903	(16)
Total - Rest of Europe	-	-	-	-	-	(1,106)	(10)	(1,116)	860	21	881	(235)
Total - All of Europe	20	-	(21)	-	(1)	(2,525)	(10)	(2,535)	2,249	35	2,284	(251)

 As at October 31, 2012

	Fair Value					Notional
	Purchased		Written			Purchased			Written
Country	Inv. Grade	Non-Inv. Grade	Inv. Grade	Non-Inv. Grade	Total Exposure	Inv. Grade	Non- Inv. Grade	Total	Inv. Grade	Non-Inv. Grade	Total	Total Exposure
Total - GIIPS	30	-	(31)	-	(1)	(517)	-	(517)	511	5	516	(1)
Total - Eurozone (excluding GIIPS)	(1)	-	1	-	-	(1,041)	-	(1,041)	998	13	1,011	(30)
Total - Rest of Europe	2	-	(1)	-	1	(1,273)	(25)	(1,298)	1,053	20	1,073	(225)
Total - All of Europe	31	-	(31)	-	-	(2,831)	(25)	(2,856)	2,562	38	2,600	(256)

Refer to footnotes in Table 16.

Notes:

-	All purchased and written exposures are with bank counterparties.
-	29% of purchased and 37% of written CDS exposure is subject to complete restructuring trigger events (full restructuring). Under the terms of these contracts, any restructuring event qualifies as a credit event and any bond of maturity up to 30 years is deliverable against the contract.
-	71% of purchased and 63% of written CDS exposure is subject to modified-modified restructuring trigger events. Under the terms of these contracts, restructuring agreements count as a credit event; however, the deliverable obligation against the contract is limited to a maturity limit of 60 months for restructured obligations and 30 months for all other obligations.
-	Table excludes $27 million of Itraxx CDS Index purchased protection. The index is comprised equally of 25 constituent names in the following regions: GIIPS (16%), Eurozone (excluding GIIPS) (44%) and rest of Europe (40%).

BMO Financial Group Second Quarter Report 2013 • 25

Review of Operating Groups Performance

Operating Groups’ Summary Income Statements and Statistics for Q2-2013	Table 21

			Q2-2013					YTD-2013

(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corp	Total BMO	P&C	PCG	BMO CM	Corp	Total BMO

Net interest income (teb) (1)	1,653	135	299	11	2,098	3,355	272	597	90	4,314
Non-interest revenue	609	630	551	56	1,846	1,222	1,272	1,157	60	3,711

Total revenue (teb) (1)	2,262	765	850	67	3,944	4,577	1,544	1,754	150	8,025
Provision for credit losses	209	1	(6)	(59)	145	369	3	(21)	(28)	323
Non-interest expense	1,249	586	503	230	2,568	2,511	1,155	1,018	474	5,158

Income before income taxes	804	178	353	(104)	1,231	1,697	386	757	(296)	2,544
Income taxes (recovery) (teb) (1)	219	37	78	(78)	256	472	82	172	(205)	521

Reported net income Q2-2013	585	141	275	(26)	975	1,225	304	585	(91)	2,023
Reported net income Q1-2013	640	163	310	(65)	1,048
Reported net income Q2-2012	575	147	233	73	1,028	1,175	251	457	254	2,137

Adjusted net income Q2-2013	599	148	276	(26)	997	1,255	317	586	(120)	2,038
Adjusted net income Q1-2013	656	169	310	(94)	1,041
Adjusted net income Q2-2012	593	153	233	3	982	1,212	262	457	23	1,954

Other statistics (% except as noted)

Return on equity	17.1	19.9	19.4	nm	14.2	17.9	21.5	20.4	nm	14.6
Adjusted return on equity	17.5	20.9	19.4	nm	14.5	18.3	22.5	20.4	nm	14.7
Operating leverage	(0.6)	(3.0)	0.1	nm	(3.2)	0.4	3.3	5.2	nm	(2.7)
Adjusted operating leverage	(1.0)	(2.8)	0.2	nm	(1.0)	0.1	3.6	5.2	nm	(0.8)
Efficiency ratio (teb)	55.2	76.6	59.3	nm	65.1	54.9	74.8	58.1	nm	64.3
Adjusted efficiency ratio (teb)	54.3	75.4	59.2	nm	63.9	53.9	73.6	58.0	nm	63.9
Net interest margin on earning assets (teb)	3.01	2.86	0.61	nm	1.79	3.03	2.88	0.60	nm	1.82
Adjusted net interest margin on earning assets (teb)	3.01	2.86	0.61	nm	1.64	3.03	2.88	0.60	nm	1.66
Net economic profit ($ millions) (2)	230	72	122	(161)	263	517	167	275	(378)	581
Average common equity ($ billions)	13.6	2.9	5.6	4.8	26.9	13.4	2.8	5.6	4.9	26.7
Average earning assets ($ billions)	225.4	19.4	201.6	33.6	480.0	223.2	19.1	201.1	34.1	477.5
Full-time equivalent staff	24,804	6,132	2,201	13,443	46,580

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
(2)	Net economic profit is a non-GAAP measure. Please see the Non-GAAP Measures section.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corp means Corporate Services, including Technology and Operations.

nm – not meaningful

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2013.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the acquired loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions for credit losses on the acquired portfolio. Integration and restructuring costs, run-off structured credit activities and changes in the collective allowance are also included in Corporate Services.

Commencing in the first quarter of 2013, we changed the way in which we evaluate our operating segments to reflect the provisions for credit losses on an actual credit loss basis rather than on an expected loss basis. Provisions for the purchased performing and purchased credit impaired loan portfolios continue to be evaluated and reported in Corporate Services.

During the first quarter of 2013 we refined our methodology for the allocation of certain revenues in Corporate Services by geographic region. As a consequence, we have reallocated certain revenue of prior periods from Canada to the United States in Corporate Services.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions. The teb adjustments for the second quarter of 2013 totalled $71 million, up from $64 million in the first quarter of 2013, and up from $56 million in the second quarter of 2012.

26 • BMO Financial Group Second Quarter Report 2013

Personal and Commercial Banking (P&C)	Table 22

(Canadian $ in millions, except as noted)	Q2-2013	Q2-2012	% Increase (Decrease) vs Q2-2012	Q1-2013	% Increase (Decrease) vs Q1-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012

Net interest income (teb)	1,653	1,672	(1)	1,702	(3)	3,355	3,426	(2)
Non-interest revenue	609	595	3	613	-	1,222	1,191	3

Total revenue (teb)	2,262	2,267	-	2,315	(2)	4,577	4,617	(1)
Provision for credit losses	209	227	(8)	160	30	369	445	(17)
Non-interest expense	1,249	1,244	-	1,262	(1)	2,511	2,545	(1)

Income before income taxes	804	796	1	893	(10)	1,697	1,627	4
Income taxes (teb)	219	221	(1)	253	(12)	472	452	4

Reported net income	585	575	2	640	(9)	1,225	1,175	4

Adjusted net income	599	593	1	656	(9)	1,255	1,212	4

Return on equity (%)	17.1	18.0	(0.9)	18.7	(1.6)	17.9	18.0	(0.1)
Adjusted return on equity (%)	17.5	18.6	(1.1)	19.1	(1.6)	18.3	18.6	(0.3)
Operating leverage (%)	(0.6)	(1.7)	nm	1.5	nm	0.4	(4.8)	nm
Adjusted operating leverage (%)	(1.0)	(0.1)	nm	1.2	nm	0.1	(3.2)	nm
Efficiency ratio (%) (teb)	55.2	54.8	0.4	54.5	0.7	54.9	55.1	(0.2)
Adjusted efficiency ratio (%) (teb)	54.3	53.7	0.6	53.6	0.7	53.9	54.0	(0.1)
Net interest margin on earning assets (%) (teb)	3.01	3.25	(0.24)	3.05	(0.04)	3.03	3.30	(0.27)
Average earning assets ($ billions)	225.4	209.0	8	221.2	2	223.2	209.0	7

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)	Table 23

(Canadian $ in millions, except as noted)	Q2-2013	Q2-2012	% Increase (Decrease) vs. Q2-2012	Q1-2013	% Increase (Decrease) vs. Q1-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012

Net interest income (teb)	1,059	1,068	(1)	1,102	(4)	2,161	2,184	(1)
Non-interest revenue	473	461	3	461	3	934	908	3

Total revenue (teb)	1,532	1,529	-	1,563	(2)	3,095	3,092	-
Provision for credit losses	154	167	(8)	128	20	282	322	(12)
Non-interest expense	794	775	3	813	(2)	1,607	1,583	2

Income before income taxes	584	587	(1)	622	(6)	1,206	1,187	1
Provision for income taxes (teb)	154	154	-	164	(6)	318	313	1

Reported net income	430	433	(1)	458	(6)	888	874	2

Adjusted net income	431	436	(1)	461	(6)	892	879	2

Personal revenue	964	971	(1)	979	(2)	1,943	1,945	-
Commercial revenue	568	558	2	584	(3)	1,152	1,147	-
Operating leverage (%)	(2.5)	2.1	nm	(0.7)	nm	(1.5)	(1.7)	nm
Efficiency ratio (%) (teb)	51.9	50.6	1.3	52.0	(0.1)	51.9	51.2	0.7
Net interest margin on earning assets (%) (teb)	2.59	2.83	(0.24)	2.65	(0.06)	2.62	2.87	(0.25)
Average earning assets ($ billions)	167.7	153.6	9	164.7	2	166.2	152.9	9

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

BMO Financial Group Second Quarter Report 2013 • 27

Q2 2013 vs Q2 2012

P&C Canada net income of $430 million was essentially unchanged from a year ago. Revenue was consistent with the prior year as the effect of strong volume growth across most products was offset by the impact of lower net interest margin. Provisions for credit losses fell $13 million or 8% due to a decrease in provisions in the consumer portfolio.

Non-interest expense increased $19 million or 3% due to continued investment in the business including higher employee-related costs with increases in front-line resources across a number of roles.

Our investment campaign was a success with strong mutual fund growth and good growth in tax-free savings account balances. Our commercial loan and deposit growth continues to show momentum.

In the commercial banking segment, revenue increased $10 million due to the effects of higher balance and fee volumes across most products, partially offset by the impact of lower net interest margin.

Commercial loan balances increased 12% year over year, marking the fourth straight quarter of increasing growth. Commercial deposit balances growth was 12%, marking the third straight quarter of increasing growth.

In the personal banking segment, revenue decreased $7 million year over year due to the impact of lower net interest margin, partially offset by the effects of higher balance and fee volumes across most products. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products, but excluding credit cards) increased 10% year over year. Total personal lending (excluding credit cards) market share was up 16 basis points and would have increased even more except for the impact from two recent acquisitions by competitors.

Personal deposit balances increased 4% year over year mainly due to increased retail operating deposits.

Net interest margin decreased 24 basis points to 2.59% due to lower deposit spreads in the low rate environment, changes in mix including customer preferences for lower margin deposit products and loan growth exceeding deposit growth.

Average current loans and acceptances increased $15 billion or 10% from a year ago, and deposits increased $7 billion or 7%.

Q2 2013 vs Q1 2013

Net income decreased $28 million or 6% from last quarter due to the impact of fewer days and higher provisions for credit losses. Revenue decreased $31 million or 2%, due to three fewer days in the current quarter and, otherwise increased as the effects of higher balance and fee volumes across most products were partially offset by the impact of lower net interest margin. Net interest margin decreased 6 basis points.

Commercial revenue decreased $16 million due to fewer days and the impact of lower net interest margin, partially offset by the effects of higher volumes across most products.

Commercial lending market share for small and medium-sized loans was up 10 basis points and commercial deposits market share was up 43 basis points.

Personal revenue decreased $15 million, due to fewer days and the impact of lower net interest margin, partially offset by the effects of higher balance and fee volumes across most products. Personal lending market share was up 5 basis points and would have increased even more except for the impact from a recent acquisition by a competitor.

Provisions for credit losses increased $26 million, with the bulk of the increase in the commercial portfolio, primarily due to a higher provision related to one account.

Non-interest expense decreased $19 million or 2% mainly due to fewer days in the current quarter and expenses in the first quarter for performance-based compensation in respect of employees eligible to retire.

Average current loans and acceptances increased $3 billion or 2% from last quarter, while deposits increased $2 billion or 2%.

Q2 YTD 2013 vs Q2 YTD 2012

Net income increased $14 million or 2% year to date. Revenue was up due to the effects of higher balance and fee volumes across most products, largely offset by the impact of lower net interest margin.

Provisions for credit losses decreased $40 million due to lower write-offs in personal loans and credit cards.

Non-interest expense increased $24 million or 2% primarily due to continued investment in the business, including higher employee-related costs with increases in front-line resources across a number of roles.

Average current loans and acceptances increased $14 billion or 9%, while deposits increased $6 billion or 5%. The rate of year-to-date loan growth was more than double last year’s levels and year-to-date deposit growth was also higher.

28 • BMO Financial Group Second Quarter Report 2013

Personal and Commercial Banking U.S. (P&C U.S.)	Table 24

(Canadian $ in millions, except as noted)	Q2-2013	Q2-2012	% Increase (Decrease) vs Q2-2012	Q1-2013	% Increase (Decrease) vs Q1-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012

Net interest income (teb)	594	604	(2)	600	(1)	1,194	1,242	(4)
Non-interest revenue	136	134	2	152	(10)	288	283	2

Total revenue (teb)	730	738	(1)	752	(3)	1,482	1,525	(3)
Provision for credit losses	55	60	(10)	32	69	87	123	(29)
Non-interest expense	455	469	(3)	449	1	904	962	(6)

Income before income taxes	220	209	7	271	(18)	491	440	12
Provision for income taxes (teb)	65	67	1	89	(23)	154	139	12

Reported net income	155	142	9	182	(15)	337	301	12

Adjusted net income	168	157	6	195	(15)	363	333	9

Operating leverage (%)	2.2	2.9	nm	4.3	nm	3.3	4.9	nm
Adjusted operating leverage (%)	1.3	8.1	nm	3.9	nm	2.6	10.0	nm
Efficiency ratio (%) (teb)	62.2	63.6	(1.4)	59.8	2.4	61.0	63.1	(2.1)
Adjusted efficiency ratio (%) (teb)	59.6	60.4	(0.8)	57.1	2.5	58.4	60.0	(1.6)
Net interest margin on earning assets (%) (teb)	4.17	4.39	(0.22)	4.21	(0.04)	4.19	4.43	(0.24)
Average earning assets ($ billions)	57.7	55.4	4	56.5	2	57.1	56.1	2

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	583	609	(4)	603	(3)	1,186	1,239	(4)
Non-interest revenue	135	134	-	152	(12)	287	282	2

Total revenue (teb)	718	743	(4)	755	(5)	1,473	1,521	(3)
Non-interest expense	447	473	(6)	451	(1)	898	960	(7)
Reported net income	152	143	6	183	(17)	335	300	12
Adjusted net income	163	158	3	197	(17)	360	332	9
Average earning assets (US$ billions)	56.7	55.8	2	56.7	-	56.7	55.9	1

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q2 2013 vs Q2 2012 (in U.S. $)

Net income of $152 million increased $9 million or 6% from $143 million in the second quarter a year ago. Adjusted net income was $163 million, an increase of $5 million or 3% from a year ago due to reduced expenses and lower provisions for credit losses.

Revenue of $718 million decreased $25 million or 4% from a year ago, as increased commercial lending fees and commercial loan growth were more than offset by reductions in certain loan portfolios, net interest margin and deposit fees.

Net interest margin decreased by 22 basis points due to lower deposit spreads, largely as a result of the low rate environment, as well as a decline in loan spreads.

Provisions for credit losses were $53 million, compared with $61 million a year ago.

Non-interest expense of $447 million decreased $26 million or 6%. Adjusted non-interest expense of $428 million was $22 million or 5% lower, primarily reflecting synergy-related savings in the current quarter, partially offset by the effects of selective investments in the business.

Average current loans and acceptances increased $0.2 billion year over year to $51 billion. The core commercial and industrial loan portfolio continues to grow, increasing by $3.3 billion or 17% from a year ago. As expected, there were decreases in certain loan portfolios and in our personal loan balances, due in part to the effects of our continued practice of selling most mortgage originations in the secondary market and active loan portfolio management.

Average deposits increased modestly year over year to $60 billion, as growth in our commercial business and in our personal chequing and savings accounts were largely offset by a planned decline in higher cost personal money market and time deposit accounts.

Q2 2013 vs Q1 2013 (in U.S. $)

Net income decreased $31 million or 17% from the prior quarter. Adjusted net income decreased $34 million or 17%. The decrease was primarily due to reduced revenue and increased provisions for credit losses from the very low levels of the first quarter.

There were very strong results in the first quarter with strong revenue on sales of newly originated mortgages, very strong commercial lending fees, due to customers’ response to anticipated U.S. tax changes that accelerated commercial lending, and high recoveries of previously recorded credit losses.

Revenue decreased $37 million or 5% from the strong first quarter, due to fewer days in the current quarter, lower lending, deposit and other fee revenues and a decline in net interest margin.

Net interest margin decreased by 4 basis points primarily due to lower deposit and loan spreads, largely as a result of the low interest rate environment.

Provisions for credit losses increased $20 million from the unusually low levels of the prior quarter, with the majority of the increase in the commercial portfolio, due to higher recoveries in the prior quarter.

Non-interest expense decreased $4 million or 1% from the prior quarter. Adjusted non-interest expense decreased $3 million or 1%.

Average current loans and acceptances increased from the prior quarter, our second consecutive quarter of positive growth, driven by commercial banking loan growth. Core commercial and

BMO Financial Group Second Quarter Report 2013 • 29

industrial loans increased $0.8 billion or 4% from the previous quarter.

Average deposits decreased modestly from the prior quarter due to a planned reduction in higher cost deposits and normal fluctuations in our commercial clients’ cash management activities.

Q2 YTD 2013 vs Q2 YTD 2012 (in U.S. $)

Net income of $335 million increased $35 million or 12%. Adjusted net income of $360 million increased $28 million or 9% due to reduced expense and lower provisions for credit losses.

Revenue decreased $48 million or 3% to $1,473 million. The benefit of increased commercial loans and fees and higher gains on the sales of newly originated mortgages were more than offset by the effect of lower net interest margin and reductions in deposit fees and securities gains.

Net interest margin decreased by 24 basis points primarily due to lower deposit spreads in the low interest rate environment and lower loan spreads.

Provisions for credit losses of $86 million decreased $37 million year over year.

Non-interest expense of $898 million decreased $62 million or 7%. Adjusted non-interest expense of $859 million decreased $54 million or 6%. The decrease was primarily due to synergy-related savings in the current year and the recognition of a litigation expense in the prior year, partially offset by the effects of selective investments in the business.

Average current loans and acceptances of $51 billion increased slightly from the prior year, while deposits of $60 billion increased $1 billion or 1%.

Adjusted results in the foregoing P&C U.S. sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Private Client Group (PCG)	Table 25

(Canadian $ in millions, except as noted)	Q2-2013	Q2-2012	% Increase (Decrease) vs Q2-2012	Q1-2013	% Increase (Decrease) vs Q1-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
Net interest income (teb)	135	129	4	137	(1)	272	295	(8)
Non-interest revenue	630	615	2	642	(2)	1,272	1,146	11
Total revenue (teb)	765	744	3	779	(2)	1,544	1,441	7
Provision for credit losses	1	1	-	2	(77)	3	6	(57)
Non-interest expense	586	553	6	569	3	1,155	1,111	4
Income before income taxes	178	190	(5)	208	(14)	386	324	20
Provision for income taxes (teb)	37	43	(11)	45	(16)	82	73	15
Reported net income	141	147	(4)	163	(14)	304	251	21

Adjusted net income	148	153	(3)	169	(13)	317	262	21

Financial Measures and Ratios (%)
Return on equity (%)	19.9	27.6	(7.7)	23.2	(3.3)	21.5	23.6	(2.1)
Adjusted return on equity (%)	20.9	28.6	(7.7)	24.1	(3.2)	22.5	24.6	(2.1)
Operating leverage (%)	(3.0)	5.0	nm	9.8	nm	3.3	(4.3)	nm
Adjusted operating leverage	(2.8)	6.2	nm	10.1	nm	3.6	(3.2)	nm
Efficiency ratio (%) (teb)	76.6	74.4	2.2	73.0	3.6	74.8	77.1	(2.3)
Adjusted efficiency ratio (%) (teb)	75.4	73.4	2.0	71.9	3.5	73.6	76.2	(2.6)
Net interest margin on earning assets (%) (teb)	2.86	3.00	(0.14)	2.90	(0.04)	2.88	3.42	(0.54)
Average earning assets ($ billions)	19.4	17.6	10	18.8	3	19.1	17.4	10

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	175	166	5	172	1	347	357	(3)
Non-interest expense	144	136	6	143	1	287	275	4
Reported net income	19	18	10	19	-	38	49	(23)
Adjusted net income	25	23	15	24	8	49	57	(14)
Average earning assets ($ billions)	2.6	3.0	(11)	2.6	-	2.6	3.0	(12)

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q2 2013 vs Q2 2012

Net income was $141 million, down $6 million or 4% from a year ago. Adjusted net income was $148 million, down $5 million or 3% from a year ago. Adjusted net income in PCG, excluding Insurance, was $114 million, up $13 million or 14% from a year ago. Results reflect higher revenue, driven by growth in new client assets and market appreciation, and a continued focus on productivity. Adjusted net income in Insurance was $34 million, down $18 million or 34% from a year ago. The decrease was due to the impact of unfavourable movements in long-term interest rates relative to a year ago, offset in part by the benefits of changes in our investment portfolio to improve asset-liability management and continued business growth in both the creditor and life insurance businesses.

Revenue was $765 million, up $21 million or 3% from a year ago. Revenue in PCG, excluding Insurance, was up 7% from a year ago and Insurance revenue was down 31%, due to the factors mentioned above.

Non-interest expense was $586 million, up $33 million or 6% from a year ago. Adjusted non-interest expense was $576 million, up $30 million or 5% due to higher revenue-based

30 • BMO Financial Group Second Quarter Report 2013

costs, in line with revenue growth, coupled with costs of recent acquisitions. Growth in expenses was offset in part by savings from a continued focus on productivity.

Assets under management and administration grew by $57 billion or 12% from a year ago to $522 billion, driven by growth in new client assets and market appreciation.

Q2 2013 vs Q1 2013

Net income was down $22 million or 14% and adjusted net income was down $21 million or 13% from the first quarter. Adjusted net income in PCG, excluding Insurance, was up $9 million or 8%. Adjusted net income in Insurance was down $30 million or 47%.

Revenue was down $14 million or 2%. Revenue in PCG, excluding Insurance, was up 3%, driven by higher revenues from fee-based products, increased brokerage transactions and a modest benefit from recent acquisitions. Insurance revenue was down 38%, primarily due to unfavourable movements in long-term interest rates relative to the first quarter.

Non-interest expense increased $17 million or 3%, while adjusted non-interest expense was up $15 million or 3%. The increase was due to higher revenue-based costs and recent acquisitions, offset in part by stock-based compensation costs for employees eligible to retire that are expensed in the first quarter.

Assets under management and administration grew by $21 billion or 4% due to market appreciation and growth in new client assets.

Q2 YTD 2013 vs Q2 YTD 2012

Net income was $304 million, up $53 million or 21% from a year ago. Adjusted net income was $317 million, up $55 million or 21% from a year ago. Adjusted net income in PCG, excluding Insurance, was $219 million, up $21 million or 11%. Adjusted net income in Insurance was $98 million, up $34 million or 54%.

Revenue was $1,544 million, up $103 million or 7% from a year ago. Revenue in PCG, excluding Insurance, was up 5% due to higher revenues from fee-based products and recent acquisitions. Prior year results included higher than usual revenue from a strategic investment. Insurance revenue was up 32% due to the benefits of changes in our investment portfolio to improve asset-liability management and continued business growth in both the creditor and life insurance businesses. The impact from the decline in long-term interest rates was relatively unchanged from the prior year.

Non-interest expense was $1,155 million, up $44 million or 4% from a year ago. Adjusted non-interest expense was $1,137 million, up $40 million or 4%. The increase was due to higher revenue-based costs, in line with revenue growth, and costs of recent acquisitions, offset in part by savings from a continued focus on productivity.

Adjusted results in the foregoing PCG sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Capital Markets	Table 26

(Canadian $ in millions, except as noted)	Q2-2013	Q2-2012	% Increase (Decrease) vs Q2-2012	Q1-2013	% Increase (Decrease) vs Q1-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
Net interest income (teb)	299	311	(4)	298	-	597	601	(1)
Non-interest revenue	551	481	14	606	(9)	1,157	966	20
Total revenue (teb)	850	792	7	904	(6)	1,754	1,567	12
Provision for credit losses	(6)	19	(+100)	(15)	66	(21)	10	(+100)
Non-interest expense	503	469	7	515	(2)	1,018	953	7
Income before income taxes	353	304	16	404	(13)	757	604	25
Provision for income taxes (teb)	78	71	7	94	(21)	172	147	17
Reported net income	275	233	18	310	(11)	585	457	28
Adjusted net income	276	233	19	310	(11)	586	457	28
Trading Products revenue	550	478	15	541	1	1,091	996	10
Investment and Corporate Banking revenue	300	314	(5)	363	(17)	663	571	16
Return on equity (%)	19.4	19.2	0.2	21.3	(1.9)	20.4	19.5	0.9
Operating leverage (%)	0.1	(5.3)	nm	10.3	nm	5.2	(12.4)	nm
Efficiency ratio (%) (teb)	59.3	59.3	-	56.9	2.4	58.1	60.8	(2.7)
Net interest margin on earning assets (%) (teb)	0.61	0.66	(0.05)	0.59	0.02	0.60	0.64	(0.04)
Average earning assets ($ billions)	202	193	5	201	1	201	189	6
U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	266	243	9	290	(9)	556	490	13
Non-interest expense	211	204	3	212	(1)	423	405	4
Reported net income	46	24	97	84	(45)	130	65	100
Adjusted net income	47	24	99	84	(44)	131	65	+100
Average earning assets (US$ billions)	81	71	15	74	10	78	70	11

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

BMO Financial Group Second Quarter Report 2013 • 31

Q2 2013 vs Q2 2012

Net income for the quarter increased $42 million or 18% from the prior year to $275 million, with good results across many of our lines of business. ROE was 19.4%, relatively unchanged from 19.2% a year ago.

Revenue increased $58 million or 7% to $850 million, driven by increases in our Trading Products business. Despite a low volatility environment, we saw stable client flows as well as trading opportunities contributing to stronger performance in our interest rate activities. We also recorded higher corporate banking revenue in our investment and corporate banking business. The stronger U.S. dollar increased revenues by $9 million relative to a year ago.

Non-interest expense increased $34 million or 7%, primarily due to higher technology and support costs, and increased employee costs in line with better revenue performance. The stronger U.S. dollar increased expenses by $5 million relative to a year ago.

Q2 2013 vs Q1 2013

Net income decreased $35 million or 11% from the previous quarter and revenue was $54 million or 6% lower. Coming off a very strong first quarter for mergers & acquisitions, we saw a reduction in investment banking revenue including weaker debt underwriting, partially offset by increased investment securities gains. The stronger U.S. dollar increased revenue by $8 million relative to the previous quarter.

Non-interest expense decreased $12 million. Employee costs were down, due to both lower revenue performance and the first quarter including the cost of stock-based compensation for employees that are eligible to retire. The stronger U.S. dollar increased expenses $4 million relative to the previous quarter.

Q2 YTD 2013 vs Q2 YTD 2012

Net income increased $128 million or 28% from the previous year to $585 million. Revenue was $187 million or 12% higher, driven by increases in trading revenues and investment banking fees. The stronger U.S. dollar increased revenue by $2 million relative to the prior year.

Non-interest expense was $65 million or 7% higher than in the prior year, primarily due to increased employee costs, in line with better revenue performance, along with higher technology and support costs.

Corporate Services, Including Technology and Operations	Table 27

(Canadian $ in millions, except as noted)	Q2-2013	Q2-2012	% Increase (Decrease) vs Q2-2012	Q1-2013	% Increase (Decrease) vs Q1-2013	YTD-2013	YTD-2012	% Increase (Decrease) vs YTD-2012
Net interest income before group teb offset	82	64	29	143	(42)	225	224	-
Group teb offset	(71)	(56)	(27)	(64)	(10)	(135)	(108)	(25)
Net interest income (teb)	11	8	42	79	(86)	90	116	(23)
Non-interest revenue	56	148	(62)	4	+100	60	335	(82)
Total revenue (teb)	67	156	(57)	83	(17)	150	451	(67)
Provision for (recovery of) credit losses	(59)	(52)	(12)	31	(+100)	(28)	(125)	77
Non-interest expense	230	233	(1)	244	(6)	474	444	7
Profit (loss) before income taxes	(104)	(25)	(+100)	(192)	46	(296)	132	(+100)
Provision for (recovery of) income taxes (teb)	(78)	(98)	21	(127)	39	(205)	(122)	(70)
Reported net income (loss)	(26)	73	(+100)	(65)	61	(91)	254	(+100)
Adjusted Results
Adjusted total revenue (teb)	(118)	(76)	(54)	(137)	16	(255)	(155)	(66)
Adjusted recovery of credit losses	(94)	(96)	(2)	(51)	84	(145)	(219)	(33)
Adjusted non-interest expense	95	124	(22)	149	(36)	244	193	27
Adjusted net income (loss)	(26)	3	(+100)	(94)	73	(120)	23	(+100)
Corporate Services Provision for (Recovery of) Credit Losses
Impaired real estate loan portfolio	13	21	(38)	8	63	21	40	(48)
Purchased credit impaired loans	(107)	(117)	(9)	(59)	81	(166)	(259)	(36)
Recovery of credit losses, adjusted basis	(94)	(96)	(2)	(51)	84	(145)	(219)	(33)
Collective provision	(30)	-	nm	-	nm	(30)	19	(+100)
Purchased performing loans	65	44	48	82	(21)	147	75	96
Provision for (recovery of) credit losses, reported basis	(59)	(52)	(12)	31	(+100)	(28)	(125)	77
Average loans and acceptances	1,068	2,015	(47)	1,189	(10)	1,129	2,100	(46)
Period-end loans and acceptances	995	1,782	(44)	1,054	(6)	995	1,782	(44)
U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	68	99	(32)	116	(41)	184	307	(40)
Provision for (recovery of) credit losses	(79)	(41)	(89)	24	(+100)	(55)	(144)	62
Non-interest expense	90	126	(28)	139	(35)	229	224	2
Reported net income (loss)	39	23	57	(11)	+100	28	177	(85)
Adjusted total revenue (teb)	(105)	(54)	(98)	(96)	(9)	(201)	(78)	(+100)
Adjusted recovery of credit losses	(93)	(94)	(2)	(55)	71	(148)	(217)	(31)
Adjusted non-interest expense	31	50	(37)	47	(33)	78	48	60
Adjusted net income (loss)	(23)	8	(+100)	(36)	30	(59)	92	(+100)

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

32 • BMO Financial Group Second Quarter Report 2013

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations.

Corporate Units provides enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios and the recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio. Corporate Services reported results also reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is recorded in the operating groups.

Financial Performance Review

Corporate Services net loss for the quarter was $26 million, compared with net income of $73 million a year ago. The adjusted net loss in the second quarter of 2013 was $26 million, compared with adjusted net income of $3 million a year ago. Adjusted revenues were $42 million lower due to a higher teb group offset in the current quarter and lower revenue from a variety of items, none of which were individually significant. Adjusted expenses were $29 million lower primarily due to lower technology-related costs. Adjusted recoveries of credit losses decreased $2 million.

Corporate Services net loss for the quarter was $26 million, compared with a net loss of $65 million in the first quarter. The adjusted net loss for the quarter was $26 million, compared with an adjusted net loss of $94 million in the first quarter. Adjusted revenues were $19 million higher, from a variety of items, none of which were individually significant. Adjusted expenses were $54 million lower mainly due to reduced performance-based compensation, due in part to the costs for employees eligible to retire that are expensed in the first quarter of each year, and severance costs recognized in the first quarter. Adjusted recoveries of credit losses increased $43 million primarily due to increased recoveries of credit losses on the M&I purchased credit impaired loan portfolio.

Corporate Services net loss for the year to date was $91 million, compared with net income of $254 million a year ago. Adjusted net loss for the year to date was $120 million, a decline of $143 million from a year ago. Adjusted revenues were $100 million lower, primarily due to a higher group teb offset and lower revenue from a variety of items, none of which were individually significant. Adjusted expenses were $51 million higher, primarily due to increased technology investment spending and higher benefit costs, including pension costs. Adjusted recoveries of credit losses were $74 million lower, primarily due to lower recoveries of credit losses on the M&I purchased credit impaired loan portfolio.

Loans and acceptances at the end of the current quarter were $995 million, down $787 million from the prior year and $59 million from the preceding quarter, reflecting decreases in the impaired commercial real-estate-secured loan portfolio due to the proactive management of this portfolio.

Adjusted results in the foregoing Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2013  •  33

Non-GAAP Measures (1)	Table 28

(Canadian $ in millions, except as noted)	Q2-2013	Q1-2013	Q2-2012	YTD-2013	YTD-2012
Reported Results
Revenue	3,944	4,081	3,959	8,025	8,076
Non-interest expense	(2,568)	(2,590)	(2,499)	(5,158)	(5,053)
Pre-provision, pre-tax earnings	1,376	1,491	1,460	2,867	3,023
Provision for credit losses	(145)	(178)	(195)	(323)	(336)
Provision for income taxes	(256)	(265)	(237)	(521)	(550)

Net Income	975	1,048	1,028	2,023	2,137
Reported Measures (% except as noted)
EPS ($)	1.42	1.53	1.51	2.95	3.14
Net income growth	(5)	(5)	27	(5)	31
EPS growth	(6)	(6)	14	(6)	18
Revenue growth	-	(1)	19	(1)	19
Non-interest expense growth	3	1	23	2	24
Efficiency ratio	65.1	63.5	63.1	64.3	62.6
Operating leverage	(3.2)	(2.3)	(4.4)	(2.7)	(4.9)
Return on equity	14.2	14.9	16.2	14.6	16.7
Adjusting Items (Pre-tax)
Credit-related items on the M&I purchased performing loan portfolio (2)	119	128	90	247	274
M&I integration costs (3)	(50)	(92)	(74)	(142)	(144)
Amortization of acquisition-related intangible assets (3)	(31)	(31)	(33)	(62)	(67)
Decrease (increase) in the collective allowance for credit losses	22	-	18	22	18
Run-off structured credit activities (4)	6	7	76	13	212
Restructuring costs (3)	(82)	-	(31)	(82)	(99)
Adjusting items included in reported pre-tax income	(16)	12	46	(4)	194

Adjusting Items (After tax)
Credit-related items on the M&I purchased performing loan portfolio	73	79	55	152	169
M&I integration costs	(31)	(57)	(47)	(88)	(90)
Amortization of acquisition-related intangible assets	(22)	(22)	(24)	(44)	(48)
Decrease (increase) in the collective allowance for credit losses	11	-	12	11	12
Run-off structured credit activities	6	7	73	13	209
Restructuring costs	(59)	-	(23)	(59)	(69)
Adjusting items included in reported after-tax net income	(22)	7	46	(15)	183
EPS ($)	(0.04)	0.01	0.07	(0.02)	0.28

Adjusted Results (1)
Revenue	3,759	3,861	3,727	7,620	7,470
Non-interest expense	(2,402)	(2,464)	(2,357)	(4,866)	(4,735)
Pre-provision, pre-tax earnings	1,357	1,397	1,370	2,754	2,735
Provision for credit losses	(110)	(96)	(151)	(206)	(242)
Provision for income taxes	(250)	(260)	(237)	(510)	(539)
Adjusted net Income	997	1,041	982	2,038	1,954

Adjusted Measures (% except as noted) (1)
EPS ($)	1.46	1.52	1.44	2.97	2.86
Net income growth	2	7	28	4	23
EPS growth	1	7	15	4	11
Revenue growth	1	3	15	2	12
Non-interest expense growth	2	4	18	3	17
Efficiency ratio	63.9	63.8	63.2	63.9	63.4
Operating leverage	(1.0)	(0.4)	(3.3)	(0.8)	(5.5)
Return on equity	14.5	14.8	15.4	14.7	15.2

(1)	Adjusted results in this table are non-GAAP amounts or non-GAAP measures.
(2)	Comprised of $176 million of net interest income, $65 million of specific provisions for credit losses and $8 million of collective recoveries in Q2-2013; $210 million of net interest income and $82 million of specific provisions for credit losses in Q1-2013; and $152 million of net interest income, $44 million of specific provisions for credit losses and $18 million of collective provisions in Q2-2012.
(3)	Included in non-interest expense.
(4)	Substantially all included in trading revenue, in non-interest revenue.

34 • BMO Financial Group Second Quarter Report 2013

Non-GAAP Measures (Cont’d.)

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 28. Management assesses performance on both a reported and an adjusted basis and considers both bases to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusted Net Income section.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions, including the amortization of acquisition-related intangible assets, and these expenses have been designated as adjusting items because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of the acquired M&I business have been designated as adjusting items due to the significance of the amounts and the fact that they can affect trend analysis. Certain other items have also been designated as adjusting items due to their effects on trend analysis. These include changes in the collective allowance and credit-related amounts in respect of the acquired M&I performing loan portfolio, structured credit run-off activities and restructuring costs. All of the above adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups as outlined below.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered an effective measure of added economic value.

Pre-provision, pre-tax earnings is considered a useful measure of performance because it excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In the second quarter of 2013, adjusting items decreased reported net income by $22 million after tax, comprised of a $73 million after-tax net benefit of credit-related items in respect of the M&I purchased performing loan portfolio (including $176 million in net interest income, net of a $57 million provision for credit losses and related income taxes of $46 million); costs of $50 million ($31 million after tax) for the integration of M&I; a restructuring charge of $82 million ($59 million after tax) to align our cost structure with the current and future business environment; a decrease in the collective allowance for credit losses of $22 million ($11 million after tax) on loans other than the M&I purchased loan portfolio; a $31 million ($22 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; and a benefit on run-off structured credit activities of $6 million before and after tax primarily included in trading revenue. The $57 million provision included in the credit-related items above included $65 million of specific provisions and an $8 million decrease in the collective allowance for credit losses on the acquired M&I performing loan portfolio. Amortization of acquisition-related intangible assets was charged to the operating groups as follows: P&C Canada $1 million before and after tax; P&C U.S. $19 million ($13 million after tax); Private Client Group $10 million ($7 million after tax); and BMO Capital Markets $1 million before and after tax.

In the first quarter of 2013, adjusting items increased net income by $7 million after-tax, comprised of a $79 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio (including $210 million in net interest income, net of an $82 million provision for credit losses and related income taxes of $49 million); costs of $92 million ($57 million after tax) for the integration of M&I; a $31 million ($22 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; and the benefit from run-off structured credit activities of $7 million before and after tax. Amortization of acquisition-related intangible assets was charged to the operating groups as follows: P&C Canada $3 million before and after tax; P&C U.S. $20 million ($13 million after tax); and Private Client Group $8 million ($6 million after tax).

In the second quarter of 2012, adjusting items increased reported net income by $46 million after tax, comprised of a $55 million after-tax net benefit of credit-related items in respect of the M&I purchased performing loan portfolio (including $152 million in net interest income, net of a $62 million provision for credit losses and related income taxes of $35 million); a decrease in the collective allowance for credit losses of $18 million ($12 million after tax); costs of $74 million ($47 million after tax) for the integration of M&I; a $33 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a benefit of $76 million ($73 million after tax) from the results of run-off structured credit activities; and a restructuring charge of $31 million ($23 million after tax). Amortization of acquisition-related intangible assets was charged to the operating groups as follows: P&C Canada $3 million before and after tax; P&C U.S. $23 million ($15 million after tax); and Private Client Group $7 million ($6 million after tax).

Our complete Second Quarter 2013 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2013, is available online at www.bmo.com/investorrelations and at www.sedar.com.

BMO Financial Group Second Quarter Report 2013 • 35

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2012 Annual Report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 29, 2013, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 26, 2013, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 1254867.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Andrew Chin, Director, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the “Plan”)

Average market price as defined under the Plan

February 2013 $63.25

March 2013 $63.84

April 2013 $63.18

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at

www.bmo.com

® Registered trademark of Bank of Montreal

66 • BMO Financial Group Second Quarter Report 2013